FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 17, 2017, TOP Ships Inc. (the "Company") closed a transaction with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares that are convertible into the Company's common shares, par value $0.01, for $7.5 million pursuant to a securities purchase agreement (the "Securities Purchase Agreement") (the "Transaction").   The securities to be sold in the Transaction will not be registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements.

Attached to this report on Form 6-K as Exhibit 3.1 is the Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Company.

Attached to this report on Form 6-K as Exhibit 10.1 is a form of the Securities Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: February 21, 2017	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 3.1

STATEMENT OF DESIGNATIONS, PREFERENCES AND RIGHTS OF THE
SERIES C CONVERTIBLE PREFERRED STOCK OF
 TOP SHIPS INC.
I, Alexandros Tsirikos, hereby certify that I am a Director of TOP Ships Inc. (the "Company"), a corporation organized and existing under the Marshall Islands Business Corporations Act (the "MIBCA"), and further do hereby certify that pursuant to the authority expressly conferred upon the Board of Directors of Directors of the Company (the "Board of Directors") by the Company's Third Amended and Restated Articles of Incorporation, as amended (the "Statement of Incorporation"), in accordance with Section 35 of the MIBCA, the Board of Directors on February 17, 2017 adopted the following resolutions creating a series of shares of preferred stock designated as Series C Convertible Preferred Stock, none of which shares have been issued:
RESOLVED, that the Board of Directors designates the Series C Convertible Preferred Stock and the number of shares constituting such series, and fixes the rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Statement of Incorporation as follows:
TERMS OF SERIES C CONVERTIBLE PREFERRED STOCK
1.          Designation and Number of Shares.  There shall hereby be created and established a series of preferred stock of the Company designated as "Series C Convertible Preferred Stock" (the "Preferred Shares").  The authorized number of Preferred Shares shall be 7,500 Preferred Shares, consisting of 7,500 Preferred Shares issuable pursuant to the terms of the Securities Purchase Agreement (as defined below) on the Initial Issuance Date (as defined below). Each Preferred Share shall have a par value of US$0.01.  Capitalized terms not defined herein shall have the meaning as set forth in Section 30 below.
2.          Ranking.  Except to the extent that the holders of at least a majority of the outstanding Preferred Shares (the "Required Holders") expressly consent to the creation of Parity Stock (as defined below) or Senior Preferred Stock (as defined below) in accordance with Section 15 or with respect to preferred shares that are also Excluded Securities, all shares of capital stock of the Company issued after the Initial Issuance Date (as defined below) shall be junior in rank to the Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as "Junior Stock").  The rights of all such shares of capital stock of the Company issued after the Initial Issuance Date shall be subject to the rights, powers, preferences and privileges of the Preferred Shares.  Without limiting any other provision of this Statement of Designations, without the prior express consent of the Required Holders, voting separate as a single class, the Company shall not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the "Senior Preferred Stock"), (ii) of pari passu rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the "Parity Stock") or (iii) any Junior Stock having a maturity date (or any other date requiring redemption or repayment of such shares of Junior Stock) that is prior to the date no Preferred Shares remain outstanding.  In the event of the merger or consolidation of the Company with or into another corporation, the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall result inconsistent therewith.

3.          Dividends.
(a)          General.  From and after the first date of issuance of any Preferred Shares (the "Initial Issuance Date", and the date of initial issuance of any given Preferred Share, an "Issuance Date"), each holder of a Preferred Share (each, a "Holder" and collectively, the "Holders") shall be entitled to receive dividends ("Dividends"), which Dividends shall be paid by the Company out of funds legally available therefor, payable, subject to the conditions and other terms hereof, in Common Shares, provided (i) to the extent required pursuant to Section 5(d) of the Securities Purchase Agreement (and subject in all cases to compliance with applicable U.S. federal securities laws), such Common Shares shall be issued without any restrictive legend and (ii) there has been no Equity Conditions Failure, or cash on the Stated Value (as defined below) of such Preferred Share, at the Dividend Rate (as defined below), which shall be payable whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year.  Dividends on the Preferred Shares shall commence accumulating on the applicable Issuance Date and shall be computed on the basis of a 360-day year consisting of 12 30-day months.  Dividends shall be payable quarterly in arrears on the first Trading Day of the applicable calendar month (each, a "Dividend Date") with the first Dividend Date being May 15, 2017, except that any dividend not paid in Common Shares due to an Equity Conditions Failure shall be payable in cash. If a Dividend Date is not a Business Day, then the Dividend shall be due and payable on the Business Day immediately following such Dividend Date.
(b)          Mechanics.  Dividends shall be payable on each Dividend Date, to the record holders of the Preferred Shares on the applicable Dividend Date, in Common Shares ("Dividend Shares"), so long as (i) to the extent required pursuant to Section 5(d) of the Securities Purchase Agreement (and subject in all cases to compliance with applicable U.S. federal securities laws), such Common Shares shall be issued without any restrictive legend, (ii) there has been no Equity Conditions Failure and (iii) the delivery of Dividend Shares would not violate the Maximum Percentage set forth in Section 4(d); provided, however, that the Company may, at its option, pay Dividends on any Dividend Date in cash ("Cash Dividends") or in a combination of Cash Dividends and, so long as (i) such Dividend Shares may be issued without restrictive legend in accordance with Section 5(d) of the Securities Purchase Agreement, (ii) there has been no Equity Conditions Failure and (iii) the delivery of Dividend Shares would not violate the Maximum Percentage set forth in Section 4(d), Dividend Shares.  The Company shall deliver a written notice (each, a "Dividend Election Notice") to each Holder on the Dividend Notice Due Date (the date such notice is delivered to all of the Holders, the "Dividend Notice Date") which notice (1) either (A) confirms that Dividends to be paid on such Dividend Date shall be paid entirely in Dividend Shares or (B) elects to pay Dividends as Cash Dividends or a combination of Cash Dividends and Dividend Shares and specifies the amount of Dividends that shall be paid as Cash Dividends and the amount of Dividends, if any, that shall be paid in Dividend Shares and (2) certifies that as of such time (i) there has been no Equity Conditions Failure and (ii) the delivery of Dividend Shares would not violate the Maximum Percentage set forth in Section 4(d), if any portion of the Dividends shall be paid in Dividend Shares. In the case where on a Dividend Date any portion of Dividend Shares would constitute Excess Shares (as defined below), such portion of Dividends corresponding to such portion of Dividend Shares shall instead be paid as Cash Dividends.

Notwithstanding anything herein to the contrary, if no Equity Conditions Failure has occurred as of the Dividend Notice Date, but an Equity Conditions Failure occurs at any time prior to the Dividend Date, (A) the Company shall provide each Holder a subsequent notice to that effect and (B) unless such Holder waives the Equity Conditions Failure, the Dividend payable to such Holder on such Dividend Date shall be paid in cash.  Dividends to be paid to each Holder on a Dividend Date in Dividend Shares shall be paid in a number of fully paid and non-assessable Common Shares (rounded to the nearest whole share) equal to the quotient of (1) the amount of Dividends payable to such Holder on such Dividend Date less any Cash Dividends paid and (2) the Alternate Conversion Price in effect on the applicable Dividend Date.  For the avoidance of doubt, Section 4(c) shall apply to such Dividend Shares as if each Holder shall have delivered a Conversion Notice with respect to such Dividend Shares on the third (3rd) Trading Day immediately prior to the applicable Dividend Date.
(c)          Delivery; Payment.  When any Dividend Shares are to be paid on a Dividend Date to any Holder, the Company shall (i) (A) provided that the Company's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, credit such aggregate number of Dividend Shares to which such Holder shall be entitled to such Holder's or its designee's balance account with DTC through its Deposit/Withdrawal at Custodian system, or (B) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver on the applicable Dividend Date, to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by such Holder in writing to the Company at least two (2) Business Days prior to the applicable Dividend Date, a certificate, registered in the name of such Holder or its designee, for the number of Dividend Shares to which such Holder shall be entitled and (ii) with respect to each Dividend Date, pay to such Holder, in cash by wire transfer of immediately available funds, the amount of any Cash Dividend.
(d)          Payment upon Conversions.  Prior to the payment of Dividends on an Dividend Date, Dividends on the Preferred Shares shall accrue at the Dividend Rate and be payable by way of inclusion of the Dividends in the Conversion Amount on each Conversion Date in accordance with Section 4(c)(i) or upon any redemption in accordance with Section 6 or upon any required payment upon any Bankruptcy Triggering Event.
4.          Conversion.  At any time after the applicable Issuance Date, each Preferred Share shall be convertible into validly issued, fully paid and non-assessable Common Shares (as defined below), on the terms and conditions set forth in this Section 4.
(a)          Holder's Conversion Right.  Subject to the provisions of Section 4(d), at any time or times on or after the applicable Issuance Date, each Holder shall be entitled to convert any portion of the outstanding Preferred Shares held by such Holder into validly issued, fully paid and non-assessable Common Shares in accordance with Section 4(c) at the Conversion Rate (as defined below).  The Company shall not issue any fraction of a Common Share upon any conversion.  If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up to the nearest whole share.  The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Shares upon conversion of any Conversion Amount.

(b)          Conversion Rate.  The number of Common Shares issuable upon conversion of any Preferred Share pursuant to Section 4(a) shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the "Conversion Rate"):
(i)          "Conversion Amount" means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (1) the Stated Value thereof plus (2) the Additional Amount thereon and any accrued and unpaid Late Charges with respect to such Stated Value and Additional Amount as of such date of determination plus (3) the applicable Make-Whole Amount, if any.
(ii)          "Conversion Price" means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, $3.75, subject to adjustment as provided herein.
(c)          Mechanics of Conversion.  The conversion of each Preferred Share shall be conducted in the following manner:
(i)          Optional Conversion.  To convert a Preferred Share into Common Shares on any date (a "Conversion Date"), a Holder shall deliver (whether via facsimile, electronic mail or otherwise), for receipt on or prior to 1:00 p.m., New York time, on such date, a copy of an executed notice of conversion of the share(s) of Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company.  If required by Section 4(c)(iii), within three (3) Trading Days following a conversion of any such Preferred Shares as aforesaid, such Holder shall surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates representing the Preferred Shares (the "Preferred Share Certificates") so converted as aforesaid (or an indemnification undertaking with respect to the Preferred Shares in the case of its loss, theft or destruction as contemplated by Section 17).  On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation, in the form attached hereto as Exhibit II, of receipt of such Conversion Notice to such Holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein.  On or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such Common Shares issuable pursuant to such Conversion Notice) (the "Share Delivery Date"), the Company shall (1) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and such Common Shares may be issued without restrictive legend in accordance with Section 5(d) of the Securities Purchase Agreement, credit such aggregate number of Common Shares to which such Holder shall be entitled to such Holder's or its designee's balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or such Common Shares may not be issued without restrictive legend in accordance with Section 5(d) of the Securities Purchase Agreement, issue and deliver (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of such Holder or its designee, for the number of Common Shares to which such Holder shall be entitled.  If the number of Preferred Shares represented by the Preferred Share Certificate(s) submitted for conversion pursuant to Section 4(c)(iii) is greater than the number of Preferred Shares being converted, then the Company shall, as soon as practicable and in no event later than three (3) Trading Days after receipt of the Preferred Share Certificate(s) and at its own expense, issue and deliver to such Holder (or its designee) a new Preferred Share Certificate (in accordance with Section 17(d)) representing the number of Preferred Shares not converted.  The Person or Persons entitled to receive the Common Shares issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

(ii)          Company's Failure to Timely Convert.  If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Date, to issue to such Holder a certificate for the number of Common Shares to which such Holder is entitled and register such Common Shares on the Company's share register or to credit such Holder's or its designee's balance account with DTC for such number of Common Shares to which such Holder is entitled upon such Holder's conversion of any Conversion Amount (as the case may be) (a "Conversion Failure"), and if on or after such Share Delivery Date such Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by such Holder of all or any portion of the number of Common Shares, or a sale of a number of Common Shares equal to all or any portion of the number of Common Shares, issuable upon such conversion that such Holder so anticipated receiving from the Company, then, in addition to all other remedies available to such Holder, the Company shall, within three (3) Business Days after receipt of such Holder's request and in such Holder's discretion, either:  (I) pay cash to such Holder in an amount equal to such Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including, without limitation, by any other Person in respect, or on behalf, of such Holder) (the "Buy-In Price"), at which point the Company's obligation to so issue and deliver such certificate or credit such Holder's balance account with DTC for the number of Common Shares to which such Holder is entitled upon such Holder's conversion hereunder (as the case may be) (and to issue such Common Shares) shall terminate, or (II) promptly honor its obligation to so issue and deliver to such Holder a certificate or certificates representing such Common Shares or credit such Holder's balance account with DTC for the number of Common Shares to which such Holder is entitled upon such Holder's conversion hereunder (as the case may be) and pay cash to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares multiplied by (y) the lowest VWAP per share of the Common Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II).
(iii)          Registration; Book-Entry.  The Company shall maintain a register (the "Register") for the recordation of the names and addresses of the Holders of each Preferred Share and the Stated Value of the Preferred Shares (the "Registered Preferred Shares").  The entries in the Register shall be conclusive and binding for all purposes absent manifest error.  The Company and each Holder of the Preferred Shares shall treat each Person whose name is recorded in the Register as the owner of a Preferred Share for all purposes (including, without limitation, the right to receive payments and Dividends hereunder) notwithstanding notice to the contrary.  A Registered Preferred Share may be assigned, transferred or sold only by registration of such assignment or sale on the Register.  Upon its receipt of a written request to assign, transfer or sell one or more Registered Preferred Shares by such Holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Preferred Shares in the same aggregate Stated Value as the Stated Value of the surrendered Registered Preferred Shares to the designated assignee or transferee pursuant to Section 17, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of such Registered Preferred Shares within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be).  Notwithstanding anything to the contrary set forth in this Section 4, following conversion of any Preferred Shares in accordance with the terms hereof, the applicable Holder shall not be required to physically surrender such Preferred Shares to the Company unless (A) the full or remaining number of Preferred Shares represented by the applicable Preferred Share Certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this Section 4(c)(iii)) or (B) such Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Preferred Shares upon physical surrender of the applicable Preferred Share Certificate.  Each Holder and the Company shall maintain records showing the Stated Value, Dividends and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to such Holder and the Company, so as not to require physical surrender of a Preferred Share Certificate upon conversion.  If the Company does not update the Register to record such Stated Value, Dividends and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.  In the event of any dispute or discrepancy, such records of such Holder establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error.  A Holder and any transferee or assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such certificate may be less than the number of Preferred Shares stated on the face thereof.  Each Preferred Share Certificate shall bear the following legends, except as otherwise set forth in Section 5 of the Securities Purchase Agreement:

THESE SECURITIES WERE ISSUED IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED HEREIN) PURSUANT TO REGULATIONS UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT").  ACCORDINGLY, NONE OF THE SECURITIES TO WHICH THIS CERTIFICATE RELATES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD IN THE UNITED STATES (AS DEFINED HEREIN OR, DIRECTLY OR INDIRECTLY, TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN ACCORDANCE WITH THE 1933 ACT.  "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.
ANY TRANSFEREE OR ASSIGNEE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION'S CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE, INCLUDING SECTION 4(c)(iii) THEREOF.  THE NUMBER OF SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES C PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 4(c)(iii) OF THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.
(iv)          Pro Rata Conversion; Disputes.  In the event that the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Preferred Shares converted on such date a pro rata amount of such Holder's Preferred Shares submitted for conversion on such date based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Preferred Shares submitted for conversion on such date.  In the event of a dispute as to the number of Common Shares issuable to a Holder in connection with a conversion of Preferred Shares, the Company shall issue to such Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 22.

(d)          Limitation on Beneficial Ownership.  The Company shall not effect the conversion of any of the Preferred Shares held by a Holder, and such Holder shall not have the right to convert any of the Preferred Shares held by such Holder pursuant to the terms and conditions of this Statement of Designations and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the "Maximum Percentage") of the Common Shares outstanding immediately after giving effect to such conversion.  For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Holder and the other Attribution Parties shall include the number of Common Shares held by such Holder and all other Attribution Parties plus the number of Common Shares issuable upon conversion of the Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted Preferred Shares beneficially owned by such Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, convertible preferred stock or warrants) beneficially owned by such Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4(d).  For purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act.  For purposes of determining the number of outstanding Common Shares a Holder may acquire upon the conversion of such Preferred Shares without exceeding the Maximum Percentage, such Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company's most recent Annual Report on Form 20-F, Report of Foreign Issuer on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Common Shares outstanding (the "Reported Outstanding Share Number").  If the Company receives a Conversion Notice from a Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall notify such Holder in writing of the number of Common Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause such Holder's beneficial ownership, as determined pursuant to this Section 4(d), to exceed the Maximum Percentage, such Holder must notify the Company of a reduced number of Common Shares to be purchased pursuant to such Conversion Notice.  For any reason at any time, upon the written or oral request of any Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to such Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including such Preferred Shares, by such Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported.  In the event that the issuance of Common Shares to a Holder upon conversion of such Preferred Shares results in such Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Common Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such Holder's and the other Attribution Parties' aggregate beneficial ownership exceeds the Maximum Percentage (the "Excess Shares") shall be deemed null and void and shall be cancelled ab initio, and such Holder shall not have the power to vote or to transfer the Excess Shares.  Upon delivery of a written notice to the Company, any Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage of such Holder to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to such Holder and the other Attribution Parties and not to any other Holder.  For purposes of clarity, the Common Shares issuable to a Holder pursuant to the terms of this Statement of Designations in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act.  No prior inability to convert such Preferred Shares pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 4(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The limitation contained in this paragraph may not be waived and shall apply to a successor holder of such Preferred Shares.

(e)          Triggering Event Conversion.
(i)          General.  Subject to Section 4(d), at any time during the period commencing on the date of the occurrence of a Triggering Event and ending on the earlier to occur of (x) the date of the cure of such Triggering Event and (y) twenty (20) Trading Days after the date the Company delivers written notice to the Holder of such Triggering Event, a Holder may, at such Holder's option, by delivery of a Conversion Notice to the Company (the date of any such Conversion Notice, each an "Triggering Event Conversion Date"), convert all, or any number of Preferred Shares (such Conversion Amount of the Preferred Shares to be converted pursuant to this Section 4(e), the "Triggering Event Conversion Amount") into Common Shares at the Alternate Conversion Price (each, a "Triggering Event Conversion").
(ii)          Mechanics of Triggering Event Conversion.  On any Triggering Event Conversion Date, a Holder may voluntarily convert any Triggering Event Conversion Amount pursuant to Section 4(c) (with "Alternate Conversion Price" replacing "Conversion Price" for all purposes hereunder with respect to such Triggering Event Conversion and "Redemption Premium of the Conversion Amount" replacing "Conversion Amount" in clause (x) of the definition of Conversion Rate above with respect to such Triggering Event Conversion) by designating in the Conversion Notice delivered pursuant to this Section 4(e) of this Statement of Designations that such Holder is electing to use the Alternate Conversion Price for such conversion.  Notwithstanding anything to the contrary in this Section 4(e), but subject to Section 4(d), until the Company delivers Common Shares representing the applicable Triggering Event Conversion Amount to such Holder, such Triggering Event Conversion Amount may be converted by such Holder into Common Shares pursuant to Section 4(c) without regard to this Section 4(e).
(f)          Alternate Conversion.
(i)          General.  Subject to Section 4(d), at any time the VWAP of the Common Shares as of the Trading Day immediately prior to the date of determination is less than the Conversion Price then in effect, a Holder may, at such Holder's option, by delivery of a Conversion Notice to the Company (the date of any such Conversion Notice, each an "Alternate Conversion Date"), convert all, or any number of Preferred Shares (such Conversion Amount of the Preferred Shares to be converted pursuant to this Section 4(f), the "Alternate Conversion Amount") into Common Shares at the Alternate Conversion Price (each, a "Alternate Conversion").
(ii)          Mechanics of Alternate Conversion.  On any Alternate Conversion Date, a Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 4(c) (with "Alternate Conversion Price" replacing "Conversion Price" for all purposes hereunder with respect to such Alternate Conversion) by designating in the Conversion Notice delivered pursuant to this Section 4(f) of this Statement of Designations that such Holder is electing to use the Alternate Conversion Price for such conversion.  Notwithstanding anything to the contrary in this Section 4(f), but subject to Section 4(d), until the Company delivers Common Shares representing the applicable Alternate Conversion Amount to such Holder, such Alternate Conversion Amount may be converted by such Holder into Common Shares pursuant to Section 4(c) without regard to this Section 4(f).

5.          Rights Upon Fundamental Transactions.  The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Statement of Designations and the other Transaction Documents in accordance with the provisions of this Section 5 pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Statement of Designations, including, without limitation, having a stated value and dividend rate equal to the stated value and dividend rate of the Preferred Shares held by the Holders and having similar ranking to the Preferred Shares, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose Common Shares are quoted on or listed for trading on an Eligible Market (such a Successor Entity, an "Eligible Entity").  Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Statement of Designations and the other Transaction Documents referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Statement of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein.  In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion or redemption of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 7(a) and 14, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Preferred Shares prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Preferred Shares contained in this Statement of Designations), as adjusted in accordance with the provisions of this Statement of Designations.  Notwithstanding the foregoing, such Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5 to permit the Fundamental Transaction without the assumption of the Preferred Shares.  The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares.
6.          Redemptions.
(a)          Company Optional Redemption.  At any time the Company shall have the right to redeem all, but not less than all, of the Preferred Shares then outstanding (the "Company Optional Redemption Amount") on the Company Optional Redemption Date (each as defined below) (a "Company Optional Redemption").  The Preferred Shares subject to redemption pursuant to this Section 6(a) shall be redeemed by the Company in cash at a price (the "Company Optional Redemption Price") equal to 120% of the Conversion Amount being redeemed as of the Company Optional Redemption Date.  The Company may exercise its right to require redemption under this Section 6(a) by delivering a written notice thereof by facsimile or electronic mail and overnight courier to all, but not less than all, of the Holders (the "Company Optional Redemption Notice" and the date all of the Holders received such notice is referred to as the "Company Optional Redemption Notice Date").  The Company may deliver only one Company Optional Redemption Notice hereunder and such Company Optional Redemption Notice shall be irrevocable.  The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the "Company Optional Redemption Date") which date shall not be less than ninety (90) Trading Days nor more than one hundred (100) Trading Days following the Company Optional Redemption Notice Date, (y) certify that there has been no Equity Conditions Failure and (z) state the aggregate Conversion Amount of the Preferred Shares which is being redeemed in such Company Optional Redemption from such Holder and all of the other Holders of the Preferred Shares pursuant to this Section 6(a) on the Company Optional Redemption Date.  Notwithstanding anything herein to the contrary, (i) if no Equity Conditions Failure has occurred as of the Company Optional Redemption Notice Date but an Equity Conditions Failure occurs at any time prior to the Company Optional Redemption Date, (A) the Company shall provide each Holder a subsequent notice to that effect and (B) unless such Holder waives the Equity Conditions Failure, the Company Optional Redemption with respect to such Holder shall be cancelled and the applicable Company Optional Redemption Notice shall be null and void and (ii) at any time prior to the date the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by any Holder into Common Shares pursuant to Section 4.  All Conversion Amounts converted by a Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of the Preferred Shares of such Holder required to be redeemed on the Company Optional Redemption Date.  For the avoidance of doubt, the Company shall have no right to effect a Company Optional Redemption if any Triggering Event has occurred and continuing, but any Triggering Event shall have no effect upon any Holder's right to convert Preferred Shares in its discretion.

(b)          Triggering Event Redemption.  Upon the occurrence of any Triggering Event, the Company shall within one (1) Business Day deliver written notice thereof via facsimile or electronic mail and overnight courier (with next day delivery specified) (an "Triggering Event Notice") to each Holder.  At any time after the earlier of a Holder's receipt of a Triggering Event Notice and such Holder becoming aware of a Triggering Event (such earlier date, the "Triggering Event Right Commencement Date") and ending (such ending date, the "Triggering Event Right Expiration Date", and each such period, an "Triggering Event Redemption Right Period") on the twentieth (20th) Trading Day after the later of (x) the date such Triggering Event is cured and (y) such Holder's receipt of a Triggering Event Notice that includes (I) a reasonable description of the applicable Triggering Event, (II) a certification as to whether, in the opinion of the Company, such Triggering Event is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Triggering Event and (III) a certification as to the date the Triggering Event occurred and, if cured on or prior to the date of such Triggering Event Notice, the applicable Triggering Event Right Expiration Date, such Holder may require the Company to redeem (regardless of whether such Triggering Event has been cured on or prior to the Triggering Event Right Expiration Date) all or any of the Preferred Shares by delivering written notice thereof (the "Triggering Event Redemption Notice") to the Company, which Triggering Event Redemption Notice shall indicate the number of the Preferred Shares such Holder is electing to redeem.  Each of the Preferred Shares subject to redemption by the Company pursuant to this Section 6(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (x) the Conversion Rate with respect to the Conversion Amount in effect at such time as such Holder delivers a Triggering Event Redemption Notice multiplied by (y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date immediately preceding such Triggering Event and ending on the date the Company makes the entire payment required to be made under this Section 6(b) (the "Triggering Event Redemption Price").  To the extent redemptions required by this Section 6(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Preferred Shares by the Company, such redemptions shall be deemed to be voluntary prepayments.  Notwithstanding anything to the contrary in this Section 6(b), but subject to Section 4(d), until the Triggering Event Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 6(b) (together with any Late Charges thereon) may be converted, in whole or in part, by such Holder into Common Shares pursuant to the terms of this Statement of Designations.  Any redemption upon a Triggering Event shall not constitute an election of remedies by the applicable Holder or any other Holder, and all other rights and remedies of each Holder shall be preserved.
(c)          Mandatory Redemption upon Bankruptcy Triggering Event.  Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Triggering Event, whether occurring prior to or following the Maturity Date, the Company shall immediately redeem, in cash, each of the Preferred Shares then outstanding at a redemption price (the "Bankruptcy Redemption Price") equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (x) the Conversion Rate then in effect with respect to the Conversion Amount multiplied by (y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date immediately preceding such Bankruptcy Triggering Event and ending on the date the Company makes the entire payment required to be made under this Section 6(c), without the requirement for any notice or demand or other action by any Holder or any other person or entity, provided that a Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Triggering Event, in whole or in part, and any such waiver shall not affect any other rights of such Holder or any other Holder hereunder, including any other rights in respect of such Bankruptcy Triggering Event, any right to conversion, and any right to payment of such Triggering Event Redemption Price or any other Redemption Price, as applicable.  Any redemption upon a Bankruptcy Triggering Event shall not constitute an election of remedies by the applicable Holder or any other Holder, and all other rights and remedies of each Holder shall be preserved.

(d)          Holder Optional Redemption after Maturity Date.  At any time from and after the tenth (10) Business Day prior to the Maturity Date, any Holder may require the Company to redeem (a "Maturity Redemption") all or any number of Preferred Shares held by such Holder at a purchase price equal to 100% of the Conversion Amount of such Preferred Shares (the "Maturity Redemption Price") by delivery of written notice thereof (the "Maturity Redemption Notice") to the Company.  The Maturity Redemption Notice shall state the date the Company is required to pay to such Holder such Maturity Redemption Price (the "Mandatory Redemption Date"), which date shall be no earlier than five (5) Business Days following the date of delivery of such Maturity Redemption Notice.
(e)          Change of Control Redemption.  No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control(the "Change of Control Date"), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to each Holder (a "Change of Control Notice").  At any time during the period beginning after a Holder's receipt of a Change of Control Notice or such Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to such Holder in accordance with the immediately preceding sentence (as applicable) and ending on the later of twenty (20) Trading Days after (A) consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice, such Holder may require the Company to redeem all or any portion of such Holder's Preferred Shares by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate the number of Preferred Shares such Holder is electing to have the Company redeem.  Each Preferred Share subject to redemption pursuant to this Section 6(e) shall be redeemed by the Company in cash at a price equal to the greatest of (i) the product of (x) the Change of Control Redemption Premium multiplied by (y) the Conversion Amount being redeemed, (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the Common Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date such Holder delivers the Change of Control Redemption Notice by (II) the Conversion Price then in effect and (iii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of Common Shares to be paid to such holders of the Common Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the "Change of Control Redemption Price").  Redemptions required by this Section 6(e) shall have priority to payments to all other shareholders of the Company in connection with such Change of Control.  To the extent redemptions required by this Section 6(e) are deemed or determined by a court of competent jurisdiction to be prepayments of the Preferred Shares by the Company, such redemptions shall be deemed to be voluntary prepayments.  Notwithstanding anything to the contrary in this Section 6(e), but subject to Section 4(d), until the applicable Change of Control Redemption Price (together with any Late Charges thereon) is paid in full to the applicable Holder, the Preferred Shares submitted by such Holder for redemption under this Section 6(e) may be converted, in whole or in part, by such Holder into Common Shares pursuant to Section 4 or in the event the Conversion Date is after the consummation of such Change of Control, stock or equity interests of the Successor Entity substantially equivalent to the Company's Common Shares pursuant to Section 4.  In the event of the Company's redemption of any of the Preferred Shares under this Section 6(e), such Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for a Holder.  Accordingly, any redemption premium due under this Section 6(e) is intended by the parties to be, and shall be deemed, a reasonable estimate of such Holder's actual loss of its investment opportunity and not as a penalty.  The Company shall make payment of the applicable Change of Control Redemption Price concurrently with the consummation of such Change of Control if a Change of Control Redemption Notice is received prior to the consummation of such Change of Control and within two (2) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date").

(f)          Redemption Mechanics.  The Company shall pay the Company Optional Redemption Price with respect to any Company Optional Redemption on the applicable Company Optional Redemption Date.  If a Holder has submitted a Triggering Event Redemption Notice in accordance with Section 6(b), the Company shall deliver the applicable Triggering Event Redemption Price to such Holder in cash within five (5) Business Days after the Company's receipt of such notice.  If a Holder has submitted a Maturity Redemption Notice in accordance with Section 6(d), the Company shall deliver the applicable Maturity Redemption Price to each Holder in cash on the applicable Maturity Date.  If a Holder has submitted a Change of Control Redemption Notice in accordance with Section 6(e), the Company shall deliver the applicable Change of Control Redemption Price to such Holder in cash concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company's receipt of such notice otherwise.  Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time a Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of such Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to such Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company's payment obligation under such other Transaction Document.  In the event of a redemption of less than all of the Preferred Shares, the Company shall promptly cause to be issued and delivered to such Holder a new Preferred Share Statement (in accordance with Section 17) representing the number of Preferred Shares which have not been redeemed.  In the event that the Company does not pay the applicable Redemption Price to a Holder within the time period required for any reason (including, without limitation, to the extent such payment is prohibited pursuant to the MIBCA), at any time thereafter and until the Company pays such unpaid Redemption Price in full, such Holder shall have the option, in lieu of redemption, to require the Company to promptly return to such Holder all or any of the Preferred Shares that were submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid.  Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Preferred Shares, and (y) the Company shall immediately return the applicable Preferred Share Certificate, or issue a new Preferred Share Certificate (in accordance with Section 17(d)), to such Holder, and in each case the Additional Amount of such Preferred Shares shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 6(f), if applicable) minus (2) the Stated Value portion of the Conversion Amount submitted for redemption.  In the event of the Company's redemption of any of the Preferred Shares under this Section 6, a Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for such Holder.  Accordingly, any redemption premium due under this Section 6 is intended by the parties to be, and shall be deemed, a reasonable estimate of such Holder's actual loss of its investment opportunity and not as a penalty.
(g)          Redemption by Multiple Holders.  Upon the Company's receipt of a Redemption Notice from any Holder for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in this Section 6, the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to each other Holder by facsimile or electronic mail a copy of such notice.  If the Company receives one or more Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is three (3) Business Days prior to the Company's receipt of the initial Redemption Notice and ending on and including the date which is three (3) Business Days after the Company's receipt of the initial Redemption Notice and the Company is unable to redeem all amounts designated in such initial Redemption Notice and such other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each Holder based on the stated value of the Preferred Shares submitted for redemption pursuant to such Redemption Notices received by the Company during such seven (7) Business Day period.

7.          Rights Upon Issuance of Purchase Rights and Other Corporate Events.
(a)          Purchase Rights.  In addition to any adjustments pursuant to Section 8 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the holders of any class of Common Shares (the "Purchase Rights"), then each Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of Common Shares acquirable upon complete conversion of all the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares) held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that such Holder's right to participate in any such Purchase Right would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance for such Holder until such time or times, if ever, as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage), at which time or times such Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance to the same extent as if there had been no such limitation).
(b)          Other Corporate Events.  In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction, whereby pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that each Holder will thereafter have the right to receive upon a conversion of all the Preferred Shares held by such Holder (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which such Holder would have been entitled with respect to such Common Shares had such Common Shares been held by such Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares contained in this Statement of Designations) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as such Holder would have been entitled to receive had the Preferred Shares held by such Holder initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion rate for such consideration commensurate with the Conversion Rate.  Provision made pursuant the proceeding sentence shall be in a form and substance satisfactory to the Holder.  The provisions of this Section 7 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares contained in this Statement of Designations.

8.          Rights Upon Issuance of Other Securities.
(a)          Adjustment of Conversion Price upon Issuance of Common Shares.  If and whenever on or after the Initial Issuance Date the Company issues or sells, or in accordance with this Section 8(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold) for a consideration per share (the "New Issuance Price") less than a price equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (such Conversion Price then in effect is referred to herein as the "Applicable Price") (the foregoing a "Dilutive Issuance"), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to the New Issuance Price.  For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 8(a)), the following shall be applicable:
(i)          Issuance of Options.  If the Company in any manner grants or sells any Options (excluding any Excluded Securities issued or sold) and the lowest price per share for which one Common Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share.  For purposes of this Section 8(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof" shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such Option for which one Common Share is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person).  Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such Common Share upon conversion, exercise or exchange of such Convertible Securities.

(ii)          Issuance of Convertible Securities.  If the Company in any manner issues or sells any Convertible Securities (excluding any Excluded Securities issued or sold) and the lowest price per share for which one Common Share is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share.  For purposes of this Section 8(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof" shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one Common Share is issuable upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) upon the issuance or sale of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person).  Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share upon conversion, exercise or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 8(a), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.
(iii)          Change in Option Price or Rate of Conversion.  Excluding any Excluded Securities, if the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold.  For purposes of this Section 8(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease.  No adjustment pursuant to this Section 8(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv)          Calculation of Consideration Received.  Excluding any Excluded Securities, if any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Required Holders, the "Primary Security", and such Option and/or Convertible Security and/or Adjustment Right, the "Secondary Securities"), together comprising one integrated transaction (or one or more transactions if such issuances or sales or deemed issuances or sales of securities of the Company either (A) have at least one investor or purchaser in common, (B) are consummated in reasonable proximity to each other and/or (C) are consummated under the same plan of financing), the consideration per Common Share with respect to such Primary Security shall be deemed to be equal to the difference of (x) the lowest price per share for which one Common Share was issued in such integrated transaction (or was deemed to be issued pursuant to Section 8(a)(i) or 8(a)(ii) above, as applicable) solely with respect to such Primary Security, minus (y) with respect to such Secondary Securities, the sum of (A) the Option Value of each such Option, if any, (B) the fair market value (as determined by the Required Holders in good faith) or the Option Value, as applicable, of such Adjustment Right, if any, and (C) the fair market value (as determined by the Required Holder) of such Convertible Security, if any, in each case, as determined on a per share basis in accordance with this Section 8(a)(iv).  If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Common Share, Option or Convertible Security, but not for the purpose of the calculation of the Option Value) will be deemed to be the net amount of consideration received by the Company therefor.  If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash (for the purpose of determining the consideration paid for such Common Share, Option or Convertible Security, but not for the purpose of the calculation of the Option Value), the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the average VWAP of such security for the five (5) Trading Day period immediately preceding the date of receipt.  If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity (for the purpose of determining the consideration paid for such Common Share, Option or Convertible Security, but not for the purpose of the calculation of the Option Value), the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities (as the case may be).  The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Required Holders.  If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders.  The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v)          Record Date.  If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).
(b)          Adjustment of Conversion Price upon Subdivision or Combination of Common Shares.  Without limiting any provision of Sections 5, 7, or 14 or any other clause of this Section 8, if the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced.  Without limiting any provision of Sections 5, 7, or 14 or any other clause of this Section 8, if the Company at any time on or after the Subscription Date combines (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.  Any adjustment pursuant to this Section 8(b) shall become effective immediately after the effective date of such subdivision or combination.  If any event requiring an adjustment under this Section 8(b) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.
(c)          Holder's Right of Adjusted Conversion Price.  In addition to and not in limitation of the other provisions of this Section 8(c) or Section 4(n) of the Securities Purchase Agreement, and excluding any Excluded Securities, if the Company in any manner issues or sells or enters into any agreement to issue or sell, any Common Shares, Options or Convertible Securities (any such securities, "Variable Price Securities") that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Common Shares pursuant to such Options or Convertible Securities, as applicable, at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile or electronic mail and overnight courier to each Holder on the date of such agreement and/or the issuance of such Common Shares, Convertible Securities or Options, as applicable.  From and after the date the Company enters into such agreement or issues any such Variable Price Securities, each Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of the Preferred Shares by designating in the Conversion Notice delivered upon any conversion of Preferred Shares that solely for purposes of such conversion such Holder is relying on the Variable Price rather than the Conversion Price then in effect.  A Holder's election to rely on a Variable Price for a particular conversion of Preferred Shares shall not obligate such Holder to rely on a Variable Price for any future conversions of Preferred Shares.  For the avoidance of doubt, the term "Variable Price Securities" shall not include any Excluded Securities.

(d)          Stock Combination Event Adjustments.  If at any time and from time to time on or after the Subscription Date there occurs any stock split, stock dividend, stock combination recapitalization or other similar transaction involving the Common Shares (each, a "Stock Combination Event", and such date thereof, the "Stock Combination Event Date") and the Event Market Price is less than the Conversion Price then in effect (after giving effect to the adjustment in Section 8(b) above), then on the sixteenth (16th) Trading Day immediately following such Stock Combination Event Date, the Conversion Price then in effect on such sixteenth (16th) Trading Day (after giving effect to the adjustment in Section 8(b) above) shall be reduced (but in no event increased) to the Event Market Price.
(e)          Other Events.  In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect any Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Board of Directors shall in good faith determine and implement an appropriate adjustment in the Conversion Price so as to protect the rights of such Holder, provided that no such adjustment pursuant to this Section 8(e) will increase the Conversion Price as otherwise determined pursuant to this Section 8, provided further that if such Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Board of Directors and such Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.
(f)          Calculations.  All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable.  The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Shares.
(g)          Voluntary Adjustment by Company.  The Company may at any time any Preferred Shares remain outstanding, with the prior written consent of the Required Holders, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board of Directors.
9.          Covenants.
As of the Initial Issuance Date, the Company agrees as follows:
(a)          Incurrence of Indebtedness.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than Permitted Indebtedness) other than in the ordinary course of business and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business.

(b)          Existence of Liens.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.
(c)          Restriction on Redemption and Cash Dividends.  Other than redemption rights in place as of the Initial Issuance Date, which are set forth in Schedule __ of the Securities Purchase Agreement, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock (other than as required by the Statement of Designations).
(d)          Restriction on Transfer of Assets.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary hereafter acquired whether in a single transaction or a series of related transactions to any Person(s), other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice and (ii) sales of inventory and product in the ordinary course of business.  For the avoidance of doubt, the foregoing shall not prohibit the sale or transfer of assets to the Company's lenders in connection with the Company's existing credit facilities.
(e)          Maturity of Indebtedness.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any Indebtedness of the Company or any of its Subsidiaries entered into hereinafter to mature or accelerate prior to the first (1st) anniversary of the Initial Issuance Date.
(f)          Change in Nature of Business.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its Subsidiaries on the Subscription Date or any business substantially related or incidental thereto.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose. Investment in shipping assets other than product tanker does not constitute a change in nature of business.
(g)          Preservation of Existence, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.
(h)          Maintenance of Properties, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(i)          Maintenance of Intellectual Property.  The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights (as defined in the Securities Purchase Agreement) of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.
(j)          Maintenance of Insurance.  The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.
(k)          Restricted Issuances.  The Company shall not, directly or indirectly, without the prior written consent of the Holders of sixty-five percent (65%) in aggregate principal amount of the Preferred Shares then outstanding, (i) issue any Preferred Shares (other than as contemplated by the Securities Purchase Agreement and this Statement of Designations and any other securities purchase agreement between the Company and the initial holder of Preferred Shares), or (ii) issue any other securities that would cause a breach or default under this Statement of Designations or the Securities Purchase Agreement.
(l)          Independent Investigation.  At the request of any Holder either (x) at any time when a Triggering Event has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute a Triggering Event or (z) at any time such Holder reasonably believes a Triggering Event may have occurred or be continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by such Holder to investigate as to whether any breach of the Statement of Designations has occurred (the "Independent Investigator").  If the Independent Investigator determines that such breach of the Statement of Designations has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each Holder of such breach.  In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants' work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request.  The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request.  The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company's officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

10.          Noncircumvention.  The Company hereby covenants and agrees that the Company will not, by amendment of its Statement of Incorporation, Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Statement of Designations, and will at all times in good faith carry out all the provisions of this Statement of Designations and take all action as may be required to protect the rights of the Holders.  Without limiting the generality of the foregoing or any other provision of this Statement of Designations or the other Transaction Documents, the Company (a) shall not increase the par value of any Common Shares receivable upon the conversion of any Preferred Shares above the Conversion Price then in effect, (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of Preferred Shares and (c) shall, so long as any Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Preferred Shares, the maximum number of Common Shares as shall from time to time be necessary to effect the conversion of the Preferred Shares then outstanding (without regard to any limitations on conversion contained herein).  Notwithstanding anything herein to the contrary, if after the seventy-five (75) calendar day anniversary of the Initial Issuance Date, each Holder is not permitted to convert such Holder's Preferred Shares in full for any reason (other than pursuant to restrictions set forth in Section 4(d) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to effect such conversion into Common Shares.
11.          Authorized Shares.
(a)          Reservation.  So long as any Preferred Shares remain outstanding, the Company shall at all times reserve at least 200% of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then outstanding (without regard to any limitations on conversions) (the "Required Reserve Amount").  The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the Holders based on the number of the Preferred Shares held by each Holder on the Initial Issuance Date or increase in the number of reserved shares, as the case may be (the "Authorized Share Allocation").  In the event that a Holder shall sell or otherwise transfer any of such Holder's Preferred Shares, each transferee shall be allocated a pro rata portion of such Holder's Authorized Share Allocation.  Any Common Shares reserved and allocated to any Person which ceases to hold any Preferred Shares shall be allocated to the remaining Holders of Preferred Shares, pro rata based on the number of the Preferred Shares then held by the Holders.
(b)          Insufficient Authorized Shares.  If, notwithstanding Section 11(a) and not in limitation thereof, while any of the Preferred Shares remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Preferred Shares at least a number of Common Shares equal to the Required Reserve Amount (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Preferred Shares then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than seventy five (75) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares.  In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized Common Shares and to cause its Board of Directors to recommend to the shareholders that they approve such proposal.  In the event that the Company is prohibited from issuing Common Shares to a Holder upon any conversion due to the failure by the Company to have sufficient Common Shares available out of the authorized but unissued Common Shares (such unavailable number of Common Shares, the "Authorized Failure Shares"), in lieu of delivering such Authorized Failure Shares to such Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date such Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 11(a); and (ii) to the extent such Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by such Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of such Holder incurred in connection therewith.  Nothing contained in Section 11(a) or this Section 11(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.
12.          Voting Rights.  Holders of Preferred Shares shall have no voting rights, except as required by law (including without limitation, the MIBCA) and as expressly provided in this Statement of Designations.  To the extent that under the MIBCA the vote of holders of the Preferred Shares, voting separately as a class or series as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holders represented at a duly held meeting at which a quorum is presented or by written consent of the Required Holders (except as otherwise may be required under the MIBCA), voting together in the aggregate and not in separate series unless required under the MIBCA, shall constitute the approval of such action by both the class or the series, as applicable.  Subject to Section 4(d), to the extent that under the MIBCA holders of the Preferred Shares are entitled to vote on a matter with holders of Common Shares, voting together as one class, each Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Common Shares into which it is then convertible (subject to the ownership limitations specified in Section 4(d) hereof) using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Conversion Price is calculated.  Holders of the Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders) with respect to which they would be entitled by vote, which notice would be provided pursuant to the Company's Bylaws and the MIBCA.

13.          Liquidation, Dissolution, Winding-Up.  In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the "Liquidation Funds"), before any amount shall be paid to the holders of any of shares of Junior Stock, but pari passu with any Parity Stock then outstanding, an amount per Preferred Share equal to the Conversion Amount thereof on the date of such payment and the amount per share such Holder would receive if such Holder converted such Preferred Shares into Common Shares immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Stock, then each Holder and each holder of Parity Stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Stock as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of shares of Parity Stock.  To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 13.  All the preferential amounts to be paid to the Holders under this Section 13 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Stock in connection with a Liquidation Event as to which this Section 13 applies.
14.          Distribution of Assets.  In addition to any adjustments pursuant to Section 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of Common Shares, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the "Distributions"), then each Holder, as holders of Preferred Shares, will be entitled to such Distributions as if such Holder had held the number of Common Shares acquirable upon complete conversion of the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for such Distributions (provided, however, that to the extent that such Holder's right to participate in any such Distribution would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for such Holder until such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such rights (and any rights under this Section 14 on such initial rights or on any subsequent such rights to be held similarly in abeyance) to the same extent as if there had been no such limitation).

15.          Vote to Change the Terms of or Issue Preferred Shares.  In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the Statement of Incorporation, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not:  (a) amend or repeal any provision of, or add any provision to, its Articles of Incorporation or bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit, of the Preferred Shares, regardless of whether any such action shall be by means of amendment to the Articles of Incorporation or by merger, consolidation or otherwise; (b) increase or decrease (other than by conversion) the authorized number of Preferred Shares; (c) except with respect to Excluded Securities, without limiting any provision of Section 2, create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over or is on a parity with the Preferred Shares with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of the Company; (d) purchase, repurchase or redeem any shares of capital stock of the Company junior in rank to the Preferred Shares (other than pursuant to equity incentive agreements (that have in good faith been approved by the Board of Directors) with employees giving the Company the right to repurchase shares upon the termination of services); (e) without limiting any provision of Section 2, pay dividends or make any other distribution on any shares of any capital stock of the Company junior in rank to the Preferred Shares; (f) issue any Preferred Shares other than pursuant to the Securities Purchase Agreement and any other securities purchase agreement between the Company and the initial holder of Preferred Shares; or (g) without limiting any provision of Section 8, whether or not prohibited by the terms of the Preferred Shares, circumvent a right of the Preferred Shares.
16.          Transfer of Preferred Shares.  Subject only to the transfer restrictions contained in Section 5 of the Securities Purchase Agreement, a Holder may transfer some or all of its Preferred Shares without the consent of the Company.
17.          Reissuance of Preferred Certificates.
(a)          Transfer.  If any Preferred Shares are to be transferred, the applicable Holder shall surrender the applicable Preferred Share Certificate to the Company, whereupon the Company will forthwith issue and deliver upon the order of such Holder a new Preferred Share Certificate (in accordance with Section 17(d)), registered as such Holder may request, representing the outstanding number of Preferred Shares being transferred by such Holder and, if less than the entire outstanding number of Preferred Shares is being transferred, a new Preferred Share Certificate (in accordance with Section 17(d)) to such Holder representing the outstanding number of Preferred Shares not being transferred.  Such Holder and any assignee, by acceptance of the Preferred Share Certificate, acknowledge and agree that, by reason of the provisions of Section 4(c)(i) following conversion or redemption of any of the Preferred Shares, the outstanding number of Preferred Shares represented by the Preferred Shares may be less than the number of Preferred Shares stated on the face of the Preferred Shares.

(b)          Lost, Stolen or Mutilated Preferred Share Certificate.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of a Preferred Share Certificate (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of such Preferred Share Certificate, the Company shall execute and deliver to such Holder a new Preferred Share Certificate (in accordance with Section 17(d)) representing the applicable outstanding number of Preferred Shares.
(c)          Preferred Share Certificate Exchangeable for Different Denominations.  Each Preferred Share Certificate is exchangeable, upon the surrender hereof by the applicable Holder at the principal office of the Company, for a new Preferred Share Certificate or Preferred Share Certificate(s) (in accordance with Section 17(d)) representing in the aggregate the outstanding number of the Preferred Shares in the original Preferred Share Certificate, and each such new 17(d) will represent such portion of such outstanding number of Preferred Shares from the original Preferred Share Certificate as is designated by such Holder at the time of such surrender.
(d)          Issuance of New Preferred Share Certificate.  Whenever the Company is required to issue a new Preferred Share Certificate pursuant to the terms of this Certificate of Designations, such new Preferred Share Certificate (i) shall represent, as indicated on the face of such Preferred Share Certificate, the number of Preferred Shares remaining outstanding (or in the case of a new Preferred Share Certificate being issued pursuant to Section 17(a) or Section 17(c), the number of Preferred Shares designated by such Holder which, when added to the number of Preferred Shares represented by the other new Preferred Share Certificates issued in connection with such issuance, does not exceed the number of Preferred Shares remaining outstanding under the original Preferred Share Certificate immediately prior to such issuance of new Preferred Share Certificate), and (ii) shall have an issuance date, as indicated on the face of such new Preferred Share Certificate, which is the same as the issuance date of the original Preferred Share Certificate.
18.          Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Statement of Designations shall be cumulative and in addition to all other remedies available under this Statement of Designations and any of the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Statement of Designations.  The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required.  The Company shall provide all information and documentation to a Holder that is requested by such Holder to enable such Holder to confirm the Company's compliance with the terms and conditions of this Statement of Designations.

19.          Payment of Collection, Enforcement and Other Costs.  If (a) any Preferred Shares are placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or a Holder otherwise takes action to collect amounts due under this Statement of Designations with respect to the Preferred Shares or to enforce the provisions of this Statement of Designations or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Statement of Designations, then the Company shall pay the costs incurred by such Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys' fees and disbursements.
20.          Construction; Headings.  This Statement of Designations shall be deemed to be jointly drafted by the Company and the Holders and shall not be construed against any such Person as the drafter hereof.  The headings of this Statement of Designations are for convenience of reference and shall not form part of, or affect the interpretation of, this Statement of Designations.  Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof.  The terms "including," "includes," "include" and words of like import shall be construed broadly as if followed by the words "without limitation."  The terms "herein," "hereunder," "hereof" and words of like import refer to this entire Statement of Designations instead of just the provision in which they are found.  Unless expressly indicated otherwise, all Section references are to sections of this Statement of Designations.  Terms used in this Statement of Designations and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Closing Date in such other Transaction Documents unless otherwise consented to in writing by the Required Holders.
21.          Failure or Indulgence Not Waiver.  No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.  No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.  This Statement of Designations shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any Person as the drafter hereof.  Notwithstanding the foregoing, nothing contained in this Section 21 shall permit any waiver of any provision of Section 4(d).
22.          Dispute Resolution.
(a)          Submission to Dispute Resolution.
(i)          In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, Alternate Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the applicable Holder (as the case may be) shall submit the dispute to the other party via facsimile or electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by such Holder at any time after such Holder learned of the circumstances giving rise to such dispute.  If such Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such Alternate Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or such Holder (as the case may be) of such dispute to the Company or such Holder (as the case may be), then such Holder may select an independent, reputable investment bank reasonably acceptable to the Company to resolve such dispute.

(ii)          Such Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 22 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which such Holder selected such investment bank (the "Dispute Submission Deadline") (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the "Required Dispute Documentation") (it being understood and agreed that if either such Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline).  Unless otherwise agreed to in writing by both the Company and such Holder or otherwise requested by such investment bank, neither the Company nor such Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).
(iii)          The Company and such Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and such Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline.  The fees and expenses of such investment bank shall be borne solely by the non-prevailing party in such dispute, and such investment bank's resolution of such dispute shall be final and binding upon all parties absent manifest error.
23.          Notices; Currency; Payments.
(a)          Notices.  The Company shall provide each Holder of Preferred Shares with prompt written notice of all actions taken pursuant to the terms of this Statement of Designations, including in reasonable detail a description of such action and the reason therefor.  Whenever notice is required to be given under this Statement of Designations, unless otherwise provided herein, such notice must be in writing and shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.  The Company shall provide each Holder with prompt written notice of all actions taken pursuant to this Statement of Designations, including in reasonable detail a description of such action and the reason therefore.  Without limiting the generality of the foregoing, the Company shall give written notice to each Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Holder.

(b)          Currency.  All dollar amounts referred to in this Statement of Designations are in United States Dollars ("U.S. Dollars"), and all amounts owing under this Statement of Designations shall be paid in U.S. Dollars.  All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  "Exchange Rate" means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Statement of Designations, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).
(c)          Payments.  Whenever any payment of cash is to be made by the Company to any Person pursuant to this Statement of Designations, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by a certified check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Buyers (as defined in the Securities Purchase Agreement), shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement), provided that such Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and such Holder's wire transfer instructions.  Whenever any amount expressed to be due by the terms of this Statement of Designations is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.  Any amount due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of twelve percent (12%) per annum from the date such amount was due until the same is paid in full ("Late Charge").
24.          Waiver of Notice.  To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Statement of Designations and the Securities Purchase Agreement.
25.          Governing Law.  This Statement of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Statement of Designations shall be governed by, the laws of the Marshall Islands, without giving effect to any choice of law or conflict of law provision or rule (whether of the Marshall Islands or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Marshall Islands.  Except as otherwise required by Section 22 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Nothing contained herein (i) shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to such Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of such Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 22.  The Company (on behalf of itself and each of its Subsidiaries) hereby appoints the agent for service of process named in Section 9(a) to the Securities Purchase Agreement, as its agent for service of process in

New York.  THE CORPORATION HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTION CONTEMPLATED HEREBY.  The choice of the laws of the State of New York as the governing law of this Statement of Designations is a valid choice of law and would be recognized and given effect to in any action brought before a court of competent jurisdiction in the Republic of the Marshall Islands and the laws of the Greece except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Republic of the Marshall Islands and the laws of the Greece.  The Company or any of their respective properties, assets or revenues does not have any right of immunity under Republic of the Marshall Islands, the laws of the Greece or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Republic of the Marshall Islands, the Greece, New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Statement of Designations; and, to the extent that the Company, or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company hereby waives such right to the extent permitted by law and hereby consents to such relief and enforcement as provided in this Statement of Designations.
26.          Judgment Currency.
(a)          If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 26 referred to as the "Judgment Currency") an amount due in U.S. dollars under this Statement of Designations, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:
(i)          the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date:  or
(ii)          the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 26(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").
(b)          If in the case of any proceeding in the court of any jurisdiction referred to in Section 26(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)          Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Statement of Designations.
27.          Severability.  If any provision of this Statement of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Statement of Designations so long as this Statement of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
28.          Maximum Payments.  Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law.  In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the applicable Holder and thus refunded to the Company.
29.          Shareholder Matters; Amendment.
(a)          Shareholder Matters.  Unless otherwise required by the MIBCA, any shareholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the MIBCA, the Statement of Incorporation, this Statement of Designations or otherwise with respect to the issuance of Preferred Shares may be effected by written consent of the Company's shareholders or at a duly called meeting of the Company's shareholders, all in accordance with the applicable rules and regulations of the MIBCA.  This provision is intended to comply with the applicable sections of the MIBCA permitting shareholder action, approval and consent affected by written consent in lieu of a meeting.
(b)          Amendment.  Unless otherwise required by the MIBCA, this Statement of Designations or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the MIBCA, of the Required Holders, voting separate as a single class, and with such other shareholder approval, if any, as may then be required pursuant to the MIBCA and the Statement of Incorporation.

30.          Certain Defined Terms.  For purposes of this Statement of Designations, the following terms shall have the following meanings:
(a)          "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
(b)          "Additional Amount" means, as of the applicable date of determination, with respect to each Preferred Share, all declared and unpaid Dividends on such Preferred Share.
(c)          "Adjustment Right" means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 8(a)) of Common Shares that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).
(d)          "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that "control" of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.
(e)          "Alternate Conversion Price" means, as of any date of determination, the higher of (x) 75% of the lowest VWAP of the Common Shares for any Trading Day during the twenty-one (21) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to such date of determination (to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during such measuring period) and (y) the Floor Price; provided, however, that if a Triggering Event referred to in Section 30(yy)(ix)(C) has occurred and, if curable, has not been cured within thirty (30) days, "50%" shall replace "75%" in clause (x) of this Section 30(e) for all purposes hereunder with respect to which Alternate Conversion Price shall be applicable.
(f)          "Approved Stock Plan" means any employee benefit plan or agreement which has been approved by the Board of Directors of directors of the Company prior to or subsequent to the Initial Issuance Date pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer, consultant or director for services provided to the Company in their capacity as such.
(g)          "Attribution Parties" means, collectively, the following Persons and entities:  (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the applicable Issuance Date, directly or indirectly managed or advised by a Holder's investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of such Holder or any of the foregoing,

(iii) any Associate of such Holder, (iv) any Person acting or who could be deemed to be acting as a Group together with such Holder or any of the foregoing and (v) any other Persons whose beneficial ownership of the Company's Common Shares would or could be aggregated with such Holder's and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act.  For clarity, the purpose of the foregoing is to subject collectively such Holder and all other Attribution Parties to the Maximum Percentage.
For purposes of this definition, the term "Associate" shall have the meaning given under Rule 12b-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended.
(h)          "Bankruptcy Triggering Event" means the occurrence of any of the following events:
(i)          bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;
(ii)          the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law; or
(iii)          the entry by a court of (A) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (B) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (C) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days.

(i)          "Bloomberg" means Bloomberg, L.P.
(j)          "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.
(k)          "Change of Control" means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, such holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the Board of Directors of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries or (iv) a Fundamental Transaction in which the applicable Subject Entity is a wholly-owned subsidiary of the Company or an entity controlled, directly or indirectly, by Mr. Evangelos J. Pistolis or an Affiliate of Mr. Evangelos J. Pistiolis. Changes in the shareholding of Mr. Evangelos J. Pistiolis or an Affiliate of Mr. Evangelos J. Pistiolis in the Company do not constitute a change of control.
(l)          "Change of Control Redemption Premium" means 120%.
(m)          "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin Board of Directors for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by OTC Markets Group Inc. (formerly Pink Sheets LLC).  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holder.  If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 22.  All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

(n)          "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued the Preferred Shares pursuant to the terms of the Securities Purchase Agreement.
(o)          "Common Shares" means (i) the Company's Common Shares, US$0.01 par value per share, and (ii) any capital stock into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.
(p)          "Convertible Securities" means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.
(q)          "Dividend Notice Due Date" means the sixth (6th) Trading Day immediately prior to the applicable Dividend Date.
(r)          "Dividend Rate" means (A) eight percent (8.0%) per annum and (B) for the period from and after the occurrence of a Triggering Event through such time that such Triggering Event is cured, twelve percent (12%) per annum.
(s)          "Eligible Market" means The New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market or the Principal Market.
(t)          "Equity Conditions" means, with respect to a given date of determination:  (i) on each day during the period beginning thirty calendar days prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Common Shares (including all Underlying Securities (as defined in the Securities Purchase Agreement)) are listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor the Company have been informed by the Eligible Market that the Common Shares shall be delisted or such delisting shall be reasonably likely to occur within 90 days; (ii) during the Equity Conditions Measuring Period, the Company shall have delivered all Common Shares issuable upon conversion of the Preferred Shares as set forth in Section 4 hereof and all other shares of capital stock required to be delivered by the Company as set forth in the other Transaction Documents; (iii) any Common Shares to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 4(d) hereof; (iv) any Common Shares to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Shares are then listed or designated for quotation

(as applicable); (v) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vi) none of the Holders shall be in possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (vii) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or materially breached any covenant or other term or condition of any Transaction Document, including, without limitation, the Company shall not have failed to make any payment pursuant to any Transaction Document; (viii) on each Trading Day during the Equity Conditions Measuring Period, there shall not have occurred any Volume Failure as of such applicable date of determination; (ix) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and the applicable Required Minimum Securities Amount of Common Shares are available under the Statement of Incorporation of the Company and reserved by the Company to be issued pursuant to this Statement of Designations and (B) all Common Shares to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (x) on each day during the Equity Conditions Measuring Period, there shall not have occurred and there shall not exist a Triggering Event; (xi) the Common Shares issuable pursuant the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market subject to notice of issuance to the Eligible Market, and (xii) on each Trading Day during the Equity Conditions Measuring Period, there shall not have been imposed any suspension of electronic trading or settlement services by DTC with respect to the Common Shares that is continuing, and the Company shall not have received any notice from DTC to the effect that a suspension of electronic trading or settlement services by DTC with respect to the Common Shares is being imposed or is contemplated.
(u)          "Equity Conditions Failure" means that on any day during the period commencing twenty (20) Trading Days prior to the applicable Dividend Notice Date or Optional Redemption Notice Date, as applicable, through the applicable Dividend Date or Optional Redemption Date, as applicable, the Equity Conditions have not been satisfied (or waived in writing by the applicable Holder).
(v)          "Event Market Price" means, with respect to any Stock Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Common Shares for each of the five (5) lowest Trading Days (as measured by VWAP) during the twenty (20) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Stock Combination Event Date, divided by (y) five (5), in each case as adjusted for the effect of the applicable Stock Combination.

(w)          "Excluded Securities" means (i) Common Shares or standard options or restricted stock units to purchase Common Shares issued to directors, officers or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Stock Plan (as defined above), provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the Holders; (ii) Common Shares issued upon the conversion or exercise of Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the Initial Issuance Date, provided that the conversion price of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered  by amending the terms of such Convertible Securities (other than in accordance with the terms thereof in effect as of the Initial Issuance Date, which may include antidilution adjustments pursuant to the terms thereof in effect as of the Initial Issuance Date) from the conversion price in effect as of the Initial Issuance Date (whether pursuant to the terms of such Convertible Securities or otherwise), none of such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects any of the Holders; (iii) the Common Shares issuable upon conversion of the Preferred Shares or otherwise pursuant to the terms of this Statement of Designations; provided, that the terms of this Statement of Designations are not amended, modified or changed on or after the Initial Issuance Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Initial Issuance Date), (iv) Common Shares issued directly or upon conversion of Convertible Securities issued to the Investor (as defined in the Securities Purchase Agreement), or its designee(s), pursuant to any agreement between the Company and the Investor (as defined in the Securities Purchase Agreement), or its designee(s) (or any of their respective Affiliates), including, without limitation, the Securities Purchase Agreement, and (v) Common Shares or Convertible Securities (including, without limitation, convertible debt securities) issued in connection with (A) the outstanding warrants issued by the Company on June 11, 2014, as well as any changes or reduction in exercise prices or warrant shares for such warrants as well as the issuance of new warrants replacing such warrants currently outstanding, (B) any conversion of the Company's Series B Convertible Preferred Shares or (C) any transaction involving the Company and any one or more of its Affiliates, Subsidiaries, or any of their respective officers or directors or Affiliates of officers or directors of the Company.
(x)          "Floor Price" means $0.25.
(y)          "Fundamental Transaction" means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) enter into a transaction that would result in the Company being deemed a "shell company" (as defined under Rule 405 of the Securities Act of 1933, as amended), or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Common Shares, (y) 50% of the outstanding Common Shares calculated as if any Common Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Common Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Common Shares, (y) at least 50% of the outstanding Common Shares calculated as if any Common Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of Common Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Shares, or (v) reorganize, recapitalize or reclassify its Common Shares, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Common Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares not held by all such Subject Entities as of the date of this Statement of Designations calculated as if any Common Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Common Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Common Shares without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(z)          "Group" means a "group" as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.
(aa)          "Indebtedness" shall have the meaning as set forth in the Securities Purchase Agreement.
(bb)          "Liquidation Event" means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.
(cc)          "Make-Whole Amount" means, as of any given date, the amount of any Dividends at the Dividend Rate then in effect that, but for any conversion or redemption of Preferred Shares hereunder on such given date, would have accrued with respect to the Conversion Amount of such Preferred Shares being converted or redeemed hereunder from such given date through the first (1st) anniversary of the Initial Issuance Date.
(dd)          "Maturity Date" shall mean the first anniversary of the Initial Issuance Date; provided, however, the Maturity Date may be extended at the option of a Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Fundamental Transaction Redemption Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of its Preferred Shares pursuant to Section 4 hereof, and the Conversion Amount would be limited pursuant to Section 4(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of such Preferred Shares.
(ee)          "Option Value" means the value of the applicable Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance thereof calculated using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg utilizing (i) an underlying price per share equal to the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the public announcement of the execution of definitive documents with respect to the issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (iii) a zero cost of borrow and (iv) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be).

(ff)          "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.
(gg)          "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
(hh)          "Permitted Indebtedness" means (i) Permitted Senior Indebtedness, and (ii) Indebtedness secured by Permitted Liens or unsecured but as described in clauses (iv) and (v) of the definition of Permitted Liens.
(ii)          "Permitted Liens" means (i) any Lien entered into in the ordinary course of business and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, including but not limited to Liens arising from vessel operating, chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to vessels and related assets, repairs and improvements to vessels and related assets, masters', officers' or crews' wages and maritime Liens, (ii) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (iii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iv) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (v) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (vi) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (v) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (viii) Liens arising from judgments, decrees or attachments in circumstances not constituting a Triggering Event under Section 30(yy)(viii) and (ix) Liens with respect to the Permitted Senior Indebtedness.
(jj)          "Permitted Senior Indebtedness" means the Indebtedness set forth on Schedule 3(t) of the Securities Purchase Agreement, as in effect as of the Subscription Date, and any refinancing thereof.

(kk)          "Person" means an individual, a limited liability Company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.
(ll)          "Principal Market" means the Nasdaq Capital Market.
(mm)          "Redemption Notices" means, collectively, the Company Optional Redemption Notices, the Triggering Events Redemption Notices, the Maturity Redemption Notices, and the Change of Control Redemption Notices, and each of the foregoing, individually, a "Redemption Notice."
(nn)          "Redemption Premium" means 120%.
(oo)          "Redemption Prices" means, collectively, the Company Optional Redemption Prices, the Triggering Event Redemption Prices, the Bankruptcy Redemption Prices, the Maturity Redemption Prices, and the Change of Control Redemption Prices, and each of the foregoing, individually, a "Redemption Price."
(pp)          "SEC" means the U.S. Securities and Exchange Commission or the successor thereto.
(qq)          "Securities Purchase Agreement" means that certain securities purchase agreement by and among the Company and the Investor (as defined in such securities purchase agreement), dated as of the Subscription Date, as may be amended from time in accordance with the terms thereof.
(rr)          "Stated Value" shall mean $1,000 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Initial Issuance Date with respect to the Preferred Shares.
(ss)          "Subscription Date" means February 17, 2017.
(tt)          "Subsidiaries" shall have the meaning as set forth in the Securities Purchase Agreement.
(uu)          "Subject Entity" means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.
(vv)          "Successor Entity" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.
(ww)          "Trading Day" means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Shares, any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded, provided that "Trading Day" shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.
(xx)          "Transaction Documents" means the Securities Purchase Agreement, this Statement of Designations, and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated by the Securities Purchase Agreement, all as may be amended from time to time in accordance with the terms thereof.
(yy)          "Triggering Event" means the occurrence of any of the following events after the date hereof:
(i)          (A) the suspension from trading or failure of the Common Shares to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days or (B) the imposition of any suspension of electronic trading or settlement services by DTC with respect to the Common Shares for a period of five (5) consecutive Trading Days;
(ii)          the Company's notice, written or oral, to any holder of Preferred Shares, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Preferred Shares into Common Shares that is requested in accordance with the provisions of this Statement of Designations, other than pursuant to Section 4(d) hereof;
(iii)          at any time following the tenth (10th) consecutive day that a Holder's Authorized Share Allocation (as defined in Section 11(a) below) is less than 200% of the number of Common Shares that such Holder would be entitled to receive upon a conversion, in full, of all of the Preferred Shares then held by such Holder (without regard to any limitations on conversion set forth in this Statement of Designations);
(iv)          the Company's Board of Directors fails to declare any Dividend to be paid on the applicable Dividend Date in accordance with Section 3;
(v)          the Company's failure to pay to any Holder any Dividend on any Dividend Date (whether or not declared by the Board of Directors) or any other amount when and as due under this Statement of Designations (including, without limitation, the Company's failure to pay any redemption payments or amounts hereunder), the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby (in each case, whether or not permitted pursuant to the MIBCA), except, in the case of a failure to pay Dividends and Late Charges when and as due, in each such case only if such failure remains uncured for a period of at least five (5) Trading Days;

(vi)          the Company, on two or more occasions, either (A) fails to cure a Conversion Failure by delivery of the required number of Common Shares within five (5) Trading Days after the applicable Conversion Date or (B) fails to remove any restrictive legend on any certificate or any Common Shares issued to such Holder as Commitment Shares (as defined in the Securities Purchase Agreement), upon conversion of any Securities (as defined in the Securities Purchase Agreement) acquired by such Holder under the Securities Purchase Agreement as and when required by such Securities or the Securities Purchase Agreement, or as payment of Dividends in respect of any Securities (as defined in the Securities Purchase Agreement) acquired by such Holder under the Securities Purchase Agreement as and when required by such Securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable U.S. federal securities laws, and any such failure remains uncured for at least five (5) Trading Days;
(vii)          any Bankruptcy Triggering Event;
(viii)          a final judgment or judgments for the payment of money aggregating in excess of $500,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $500,000 amount set forth above so long as the Company provides each Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to each Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;
(ix)          the Company and/or any Subsidiary, individually or in the aggregate, either (A) fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $500,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $500,000, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder (including, without limitation, any of the Indebtedness set forth in Schedule 3(t) of the Securities Purchase Agreement or any refinancing thereof), (B) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary (other than any agreement relating to any of the Indebtedness set forth in Schedule 3(t) of the Securities Purchase Agreement or any refinancing thereof), which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate, or (C) suffer to exist any default or event of default under any agreement binding the Company or any Subsidiary relating to any of the Indebtedness set forth in Schedule 3(t) of the Securities Purchase Agreement or any refinancing thereof, as a result of which the lenders or their agents with respect to such Indebtedness have notified the Company or any Subsidiary that they intend to exercise any remedy available under any such agreement relating to such Indebtedness;

(x)          other than as specifically set forth in another clause of this Section 30(yy), the Company or any Subsidiary breaches any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;
(xi)          a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, (B) there has been no Equity Conditions Failure, or (C) as to whether any Triggering Event has occurred;
(xii)          any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 9 of this Statement of Designations;
(xiii)          the Company fails to file its Annual Report on Form 20-F for the fiscal year ending December 31, 2016 with the SEC on or prior to April 30, 2017;
(xiv)          any Material Adverse Effect (as defined in the Securities Purchase Agreement) occurs; or
(xv)          any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document.
(zz)          "Volume Failure" means, with respect to a particular date of determination, the quotient of (x) the sum of the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Shares on the Principal Market on each of the five (5) Trading Days ending and including the Trading Day immediately preceding such date of determination, divided by (y) five (5), is less than $50,000.
(aaa)          "VWAP" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin Board of Directors for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by OTC Markets Group Inc. (formerly Pink Sheets LLC).  If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders.  If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 22 All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

31.          Disclosure.  Upon receipt or delivery by the Company of any notice in accordance with the terms of this Statement of Designations, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, non-public information on a Report of Foreign Issuer on Form 6-K or otherwise.  In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, such Holder shall be allowed to presume that all matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries.  If the Company or any of its Subsidiaries provides material non-public information to a Holder that is not simultaneously filed in a Report of Foreign Issuer on Form 6-K and such Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that such Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information.  Nothing contained in this Section 31 shall limit any obligations of the Company, or any rights of any Holder, under the Securities Purchase Agreement.
* * * * *

IN WITNESS WHEREOF, the Company has caused this Statement of Designations of Series C Convertible Preferred Stock of Top Ships Inc. to be signed by its Director on this 17th day of February, 2017.
TOP SHIPS INC.
By: Alexandros Tsirikos Name: Alexandros Tsirikos Title: Director

EXHIBIT I
TOP SHIPS INC.
 CONVERSION NOTICE
Reference is made to the Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock (the "Statement of Designations") of TOP Ships Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the "Company").  In accordance with and pursuant to the Statement of Designations, the undersigned hereby elects to convert the number of shares of Series C Convertible Preferred Stock, US$0.01 par value per share (the "Preferred Shares") of the Company, indicated below into Common Shares, US$0.01 par value per share (the "Common Shares"), of the Company, as of the date specified below.
Date of Conversion:
Aggregate number of Preferred Shares to be converted
Aggregate Stated Value of such Preferred Shares to be converted:
Aggregate accrued and unpaid Dividends and accrued and unpaid Late Charges with respect to such Preferred Shares and such Aggregate Dividends to be converted:
Aggregate Make-Whole Amount (if any):
AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:
☐ Check here if electing to convert the Preferred Shares at the Alternate Conversion Price in effect as of the date of this exercise notice.
Applicable Conversion Price:
Number of Common Shares to be issued:

Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the Holder of the Preferred Shares submitting this Conversion Notice that after giving effect to the conversion provided for in this Conversion Notice, such Holder (together with its Affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person's Affiliates) of a number of Common Shares which exceeds the Maximum Percentage of the total outstanding Common Shares of the Company as determined based on the Reported Outstanding Share Number and otherwise pursuant to the provisions of Section 4(d) of the Statement of Designations.
Exhibit I-1

Please issue the Common Shares into which the applicable Preferred Shares are being converted to Holder, or for its benefit, as follows:
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DTC Participant:
DTC Number:
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Exhibit I-2

Exhibit 10.1

SECURITIES PURCHASE AGREEMENT
This SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of February    , 2017, is by and among TOP Ships Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (the "Company"), and [   ], a company organized and existing under the laws of the British Virgin Islands (the "Investor").
RECITALS
A.          The Company and the Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 903 of Regulation S ("Regulation S") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act").
B.          The Company has authorized a new series of convertible Preferred Stock of the Company designated as Series C Convertible Preferred Stock, US$0.01 par value per share, the terms of which are set forth in the certificate of designation for such series of Preferred Stock (the "Statement of Designations") in the form attached hereto as Exhibit A (together with any convertible preferred shares issued in replacement thereof in accordance with the terms thereof, the "Series C Preferred Stock"), which Series C Preferred Stock shall be convertible into Common Shares (as defined below) (such Common Shares issuable pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise, collectively, the "Conversion Shares"), in accordance with the terms of the Statement of Designations.
C.          The Investor wishes to purchase, and the Company wishes to sell, 7,500 Preferred Shares (which aggregate number of Preferred Shares shall collectively be referred to herein as the "Preferred Shares"), upon the terms and conditions stated in this Agreement.
D.          In consideration for the Investor's execution and delivery of this Agreement, the Company is concurrently causing its transfer agent to issue to the Investor the Commitment Shares (as defined below), upon the terms and subject to the conditions set forth in this Agreement.
E.          The Preferred Shares, the Conversion Shares and the Commitment Shares are collectively referred to herein as the "Securities."
AGREEMENT
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:
1.	PURCHASE AND SALE OF PREFERRED SHARES; ISSUANCE OF COMMITMENT SHARES.

(a)          Purchase of Preferred Shares; Purchase Price.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company on the Closing Date (as defined below), 7,500 duly authorized, validly issued, fully paid and nonassessable Preferred Shares. The total purchase price for the Preferred Shares to be purchased by the Investor shall be US$7,500,000.00 (the "Purchase Price").
(b)          Closing.  The closing (the "Closing") of the purchase of the Preferred Shares by the Investor shall occur at the offices of the Investor at Palm Grove House, Road Town, Tortola, British Virgin Islands. The date and time of the Closing (the "Closing Date") shall be 9:00 a.m., New York City time, on the first (1st) Business Day on which the conditions to the Closing set forth in Sections 6 and 7 below are satisfied or waived (or such later date as is mutually agreed to by the Company and the Investor). As used herein "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed.
(c)          Commitment Shares. In consideration for the Investor's execution and delivery of this Agreement, on the Closing Date, the Company shall deliver irrevocable instructions to its transfer agent (the "Transfer Agent"), in the forms and substance agreed to by the parties and the Transfer Agent prior to the Closing (collectively, the "Irrevocable Transfer Agent Instructions"), to, among other things, issue to the Investor, not later than 4:00 p.m. (New York City time) on the first (1st) Business Day immediately following the Closing Date, 72,910 duly authorized, validly issued, fully paid and nonassessable Common Shares, representing the quotient of (i) $112,500 (1.5% of the Purchase Price) divided by (ii) $1.54298 (collectively, the "Commitment Shares"), in the name of the Investor or its designee (in which case such designee name shall have been provided to the Company prior to the Closing Date). Evidence of such issuance shall be delivered to the Investor at the Closing. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the Closing Date.
(d)          Payment of Purchase Price; Delivery of Preferred Shares and Commitment Shares.  On the Closing Date, (i) the Investor shall pay the Purchase Price to the Company for the Preferred Shares by wire transfer of immediately available funds in accordance with the Company's written wire instructions (less the amounts withheld pursuant to Section 4(g)) and (ii) the Company shall (A) issue to the Investor a certificate representing the Preferred Shares duly executed on behalf of the Company and registered in the name of the Investor or its designee (in which case such designee name shall have been provided to the Company prior to the Closing Date), which original certificate shall be delivered to the Investor by overnight courier at its address set forth in Section 9(f) hereof, (B) deliver the Irrevocable Transfer Agent Instructions to the Transfer Agent to (1) issue to the Investor, not later than 4:00 p.m. (New York City time) on the first (1st) Business Day immediately following the Closing Date, the Commitment Shares duly executed on behalf of the Company and registered in the name of the Investor or its designee (in which case such designee name shall have been provided to the Company prior to the Closing Date) in accordance with Section 1(c) hereof, and (2) timely issue to the Investor the Conversion Shares issuable pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares, (C) deliver a copy of the fully executed Irrevocable Transfer Agent Instructions to the Investor, (D) deliver to the Investor evidence, reasonably satisfactory to the Investor, that the Transfer Agent has issued the Commitment Shares to the Investor in accordance with Section 1(c), and (E) deliver to the Investor the other documents required to be delivered pursuant to Section 7 hereof.
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2.	INVESTOR'S REPRESENTATIONS AND WARRANTIES.
The Investor represents and warrants to the Company that:
(a)          Organization; Authority.  The Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.
(b)          No Public Sale or Distribution.  The Investor (i) is acquiring the Preferred Shares and Commitment Shares pursuant to this Agreement and (ii) may acquire the Conversion Shares issuable pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares, in each case for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act; provided, however, by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws.
(c)          Regulation S Representations.  The Investor hereby acknowledges and agrees that:
(i)	it is not in the United States and is not a "U.S. Person" as defined in Rule 902 of Regulation S promulgated under the 1933 Act (a "U.S. Person");
(ii)	the Securities were not offered to the Investor in the United States and at the time its buy order was made, it was outside the United States;
(iii)	this Agreement was delivered to, completed, executed and delivered by, the Investor (or its authorized signatory) outside the United States;
(iv)
the Investor is not a "distributor" of securities, as that term is defined in Regulation S under the 1933 Act, nor a dealer in securities, and is not purchasing the Securities for the account or benefit of, directly or indirectly, any U.S. Person;

(v)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to evade the registration requirements of the 1933 Act; and
(vi)
it has not purchased the Securities as a result of any form of "directed selling efforts" (as such term is used in Regulation S under the 1933 Act) or "general solicitation" or "general advertising" (as such terms are used under Rule 502(c) of Regulation D promulgated under the 1933 Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

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(d)          Reliance on Exemptions.  The Investor understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws, that the offer and sale of the Securities are intended to be exempt from the registration requirements of the 1933 Act pursuant to Rule 903 of Regulation S under the 1933 Act, and that the Company is relying in part upon the truth and accuracy of, and the Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Securities.
(e)          Information.  The Investor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Investor. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company. The Investor understands that its investment in the Securities involves a high degree of risk. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.
(f)          No Governmental Review.  The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
(g)          Transfer or Resale.  The Investor acknowledges and agrees that, pursuant to the provisions of Regulation S, the Securities cannot be sold, assigned, transferred, conveyed, pledged or otherwise disposed of to any U.S. Person or within the United States of America or its territories or possessions, unless such Securities are registered for sale in the United States pursuant to an effective registration statement under the 1933 Act or another exemption from such registration is available. Without limiting the foregoing, the Investor understands that: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned, transferred, conveyed or pledged, unless (A) subsequently registered under the 1933 Act and applicable states securities laws, (B) the sale, assignment or transfer is made outside the United States to a non-U.S. Person in accordance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (C) such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to any other exemption from registration under the 1933 Act and applicable state securities laws, or (D) the Investor provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, "Rule 144A"); (ii) any sale of the Securities made in reliance on Rule 144A may be made only in accordance with the terms of Rule 144A, and further, if Rule 144A is not applicable, any resale of the Securities under circumstances in which the seller (or the Person (as defined below) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC promulgated thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.
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(h)          Validity; Enforcement.  This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and constitutes the legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.
(i)          No Conflicts.  The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of the Investor, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Investor is a party or (iii) result in a violation of any law, rule, regulation, order, judgment  or decree (including federal and state securities laws) applicable to the Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Investor to perform its obligations hereunder.
(j)          Residency.  The Investor is a resident of the British Virgin Islands.
(k)          Certain Trading Activities. The Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined below) or hedging transactions involving any securities of the Company or any other transaction that transfers some or all of the economic or other risk of ownership of securities of the Company, including any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, or similar transaction) during the period commencing as of the time that the Investor was first contacted regarding the specific investment in the Company contemplated by this Agreement and ending immediately prior to the execution of this Agreement by the Investor. "Short Sales" means all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the "1934 Act").
(l)          Experience of the Investor.  The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  The Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.
(m)          Not a 10% Owner.  The Investor is not a "beneficial owner" of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the 1934 Act).
3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
The Company represents and warrants to the Investor that:
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(a)          Organization and Qualification.  Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. "Material Adverse Effect" means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or (iii) the authority or ability of the Company or any of its Subsidiaries to timely perform any of their respective obligations under any of the Transaction Documents (as defined below). Other than the Persons (as defined below) set forth on Schedule 3(a), the Company has no Subsidiaries. "Subsidiaries" means any Person in which the Company, directly or indirectly, (I) owns a majority of the outstanding capital stock or holds a majority of equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a "Subsidiary."
(b)          Authorization; Enforcement; Validity.  The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Preferred Shares and the Commitment Shares pursuant to this Agreement and the reservation for issuance and issuance of the Conversion Shares issuable pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares) have been duly authorized by the Company's board of directors (the "Signing Resolutions"), and no further filing, consent or authorization is required by the Company, its board of directors or its shareholders. The Signing Resolutions are valid, in full force and effect and have not been modified or supplemented in any respect. The Company has delivered to the Investor a true and correct copy of the Signing Resolutions executed by all of the members of the Company's Board of Directors.
(c)          This Agreement has been, and the other Transaction Documents will be prior to the Closing, duly executed and delivered by the Company, and each constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law and public policy, and the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.  The Statement of Designations in the form attached hereto as Exhibit A has been filed with the Registrar of Corporations for the Republic of the Marshall Islands and is in full force and effect, enforceable against the Company in accordance with its terms and has not been amended. "Transaction Documents" means, collectively, this Agreement, the Statement of Designations, the Preferred Shares, the Commitment Shares, the Irrevocable Transfer Agent Instructions and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time in writing.
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(d)          Issuance of Securities.  The issuance of the Commitment Shares is duly authorized and, upon issuance in accordance with the terms of this Agreement, the Commitment Shares shall be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances with respect to the issuance thereof, with the holder(s) being entitled to all rights accorded to a holder of Common Shares. The issuance of the Preferred Shares is duly authorized and, upon issuance and payment in accordance with the terms of this Agreement, the Preferred Shares shall be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances with respect to the issuance thereof. As of the Closing, the Company shall have reserved from its duly authorized Common Shares not less than 200% of the maximum number of Common Shares issuable pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares (assuming for purposes hereof that (x) such Preferred Shares are convertible at the initial Conversion Price (as defined in the Statement of Designations), (y) dividends on the Preferred Shares shall accrue through the first anniversary of the Closing Date and will be converted in Common Shares at a dividend conversion price equal to the Alternate Conversion Price (as defined in the Statement of Designations) in effect as of the date hereof) and (z) any such conversion shall not take into account any limitations on the conversion of the Preferred Shares set forth in the Statement of Designations).  Upon issuance pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares (as the case may be), the Conversion Shares, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances with respect to the issuance thereof, with the holder(s) being entitled to all rights accorded to a holder of Common Shares. Subject to the accuracy of the representations and warranties of the Investor in this Agreement, the offer and issuance by the Company of the Securities to the Investor pursuant to the Transaction Documents are exempt from registration under the 1933 Act. "Common Shares" means (i) the Company's Common Shares, US$0.01 par value per share, and (ii) any capital stock into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.
(e)          No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Commitment Shares and the Preferred Shares pursuant to this Agreement, and the reservation for issuance and issuance of the Conversion Shares issuable pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares) will not (i) result in a violation of the Charter (as defined below) (including, without limitation, any statement of designations contained therein), Bylaws (as defined below), certificate of formation, memorandum of association, articles of association, bylaws or other organizational documents of the Company or any of its Subsidiaries, or any capital stock or other securities of the Company or any of its Subsidiaries, (ii) except as set forth in Schedule 3(e) hereto, conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations, including all applicable laws, rules and regulations of the Republic of the Marshall Islands and Greece, and the rules and regulations of The NASDAQ Capital Market (the "Principal Market")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected other than, in the case of clause (ii) above, such conflicts, defaults or rights that could not reasonably be expected to have a Material Adverse Effect.
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(f)          Consents.  Neither the Company nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under, or contemplated by, the Transaction Documents, in each case, in accordance with the terms hereof or thereof.  All consents, authorizations, orders, filings and registrations which the Company is required to obtain at or prior to the Closing have been obtained or effected on or prior to the Closing Date, and the Company is not aware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. Except as disclosed in the SEC Documents (as defined below), the Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Common Shares from trading on the Principal Market in the foreseeable future.
(g)          Acknowledgment Regarding Investor's Purchase of Securities.  The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Investor is not (i) an officer or director of the Company or any of its Subsidiaries, (ii) an "affiliate" (as defined in Rule 144 under the 1933 Act ("Rule 144")) of the Company or any of its Subsidiaries or (iii) to the best of its knowledge, a "beneficial owner" of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the 1934 Act). The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities. The Company further represents to the Investor that the Company's decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company's representatives.
(h)          No General Solicitation; Placement Agent's Fees.  Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Investor or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees payable to any financial advisor engaged by the Company in connection with the sale of the Securities (collectively, the "Financial Advisor").  The Company shall pay, and hold the Investor harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any claim by the Financial Advisor for such fees. The Company acknowledges that it has engaged the Financial Advisor in connection with the sale of the Securities. Other than the Financial Advisor, neither the Company nor any of its Subsidiaries has engaged any placement agent, financial advisor or other agent in connection with the offer or sale of the Securities.
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(i)          No Integrated Offering.  None of the Company, its Subsidiaries or any of their affiliates, nor, to the best knowledge of the Company, any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act through integration with prior offerings or cause this offering of the Securities to require approval of shareholders of the Company under any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates nor, to the best knowledge of the Company, any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.
(j)          Dilutive Effect.  The Company understands and acknowledges that the number of Conversion Shares will increase in certain circumstances.  The Company further acknowledges its obligation to issue the Conversion Shares pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares, is absolute and unconditional, regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.
(k)          Application of Takeover Protections; Rights Agreement.  The Company and its board of directors have taken all reasonable action in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), shareholder rights plan or other similar anti-takeover provision under the Charter, Bylaws or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to the Investor as a result of the transactions contemplated by the Transaction Documents, including, without limitation, the Company's issuance of the Securities and the Investor's ownership of the Securities.
(l)          SEC Documents.  During the two (2) years prior to the date hereof, the Company has timely filed all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents").  The Company has delivered or has made available to the Investor or its representatives true, correct and complete copies of each of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material
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respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing.  Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate).  The reserves, if any, established by the Company or the lack of reserves, if applicable, are reasonable based upon facts and circumstances known by the Company on the date hereof and there are no loss contingencies that are required to be accrued by the Statement of Financial Accounting Standard No. 5 of the Financial Accounting Standards Board which are not provided for by the Company in its financial statements or otherwise.  No other information provided by or on behalf of the Company to the Investor which is not included in the SEC Documents (including, without limitation, information in the disclosure schedules to this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made.  The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the "Financial Statements"), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC.  The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.
(m)          Absence of Certain Changes.  Except as disclosed in the SEC Documents, since the date of the Company's most recent audited financial statements contained in a Form 20-F, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries.  Except as disclosed in the SEC Documents, since the date of the Company's most recent audited financial statements contained in a Form 20-F, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any material assets, individually or in the aggregate, outside of the ordinary course of business or (iii) made any material capital expenditures, individually or in the aggregate, outside of the ordinary course of business.  Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.
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(n)          No Undisclosed Events, Liabilities, Developments or Circumstances.  No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur specific to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that has not been publicly disclosed and (i) would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Common Shares and which, (ii) would reasonably be expected to have a material adverse effect on the Investor's investment hereunder or (iii) would reasonably be expected to have a Material Adverse Effect.  For the avoidance of doubt, this section shall not relate to any event, liability, development or circumstance that affects others companies in the shipping industry.
(o)          Conduct of Business; Regulatory Permits.  Neither the Company nor any of its Subsidiaries is in violation of any term under its Charter, Bylaws, any certificate of designation, preferences or rights of any other outstanding series of preferred stock of the Company or any of its Subsidiaries or their organizational charter, certificate of formation, memorandum of association, articles of association, Articles of Incorporation or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for violations which would not reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, except as disclosed in the SEC Documents, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future. Except as disclosed in the SEC Documents, during the one year prior to the date hereof, (i) the Common Shares have been listed or designated for quotation on the Principal Market, (ii) trading in the Common Shares has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Common Shares from the Principal Market.  The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.  There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.
(p)          Foreign Corrupt Practices.  Neither the Company nor any of its Subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
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(q)          Sarbanes-Oxley Act.  Except as disclosed in the SEC Documents, the Company and each Subsidiary is in compliance with all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated by the SEC thereunder.
(r)          Transactions With Affiliates. Except as disclosed in the SEC Documents, no current or former employee, partner, director, officer or shareholder (direct or indirect) of the Company or its Subsidiaries, or any associate, or, to the knowledge of the Company, any affiliate of any thereof, or any relative with a relationship no more remote than first cousin of any of the foregoing, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or shareholder or such associate or affiliate or relative Subsidiaries (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common stock of a company whose securities are traded on or quoted through an Eligible Market (as defined below)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries.  No employee, officer, shareholder or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company).
(s)          Equity Capitalization.  As of the date hereof, the authorized capital stock of the Company consists of (A) 1,000,000,000 Common Shares, of which, 5,716,976 are issued and outstanding and 4,558,240 are reserved for issuance pursuant to Convertible Securities (as defined below) (other than the Preferred Shares) as disclosed on Schedule 3(s) and (B) 20,000,000 shares of Preferred Stock, 2,106 of which are issued and outstanding and none are reserved for issuance pursuant to Convertible Securities as disclosed on Schedule 3(s).  No Common Shares are held in the treasury of the Company. All of such outstanding shares are duly authorized and have been "validly issued and are fully paid and non-assessable.  Schedule 3(s) sets forth the number of Common Shares that are (A) reserved for issuance pursuant to Convertible Securities (other than the Preferred Shares) and (B) that are, as of the date hereof, owned by Persons who are "affiliates" (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company's issued and outstanding Common Shares are "affiliates" without conceding that any such Persons are "affiliates" for purposes of federal securities laws) of the Company or any of its Subsidiaries.  Except as disclosed in the SEC Documents, to the Company's knowledge, no Person owns 10% or more of the Company's issued and outstanding Common Shares (calculated based on the assumption that all Convertible Securities, whether or not presently exercisable or
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convertible, have been fully converted (as the case may be) taking account of any limitations on conversion (including "blockers") contained therein without conceding that such identified Person is a 10% shareholder for purposes of federal securities laws). (i) Except as disclosed in SEC Documents, none of the Company's or any Subsidiary's capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company or any Subsidiary; (ii) except as disclosed in the SEC Documents, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries; (iii) except as disclosed in the SEC Documents, there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) except as disclosed in the SEC Documents, there are no financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (v) except as disclosed in the SEC Documents, there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act; (vi) except as disclosed in the SEC Documents, there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) except as disclosed in the SEC Documents, there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) neither the Company nor any Subsidiary has any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect. The Company has furnished (or made available through the SEC's EDGAR system) to the Investor true, correct and complete copies of the Company's articles of incorporation, as amended and as in effect on the date hereof (the "Charter"), and the Company's bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all Convertible Securities and the material rights of the holders thereof in respect thereto.  "Convertible Securities" means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Common Shares or Preferred Stock) or any of its Subsidiaries. "Preferred Stock" means (x) the Company's blank check preferred stock, US$0.01 par value per share, the terms of which may be designated by the board of directors of the Company in a statement of designations and (y) any capital stock into which such preferred stock shall have been changed or any share capital resulting from a reclassification of such preferred stock (other than a conversion of such preferred stock into Common Shares in accordance with the terms of such statement of designations).
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(t)          Indebtedness and Other Contracts.  Except as disclosed in the SEC Documents, neither the Company nor any of its Subsidiaries, (i) has any outstanding material debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, or (ii) is a party to any material contract required to be filed on Form 20-F under the 1934 Act.  Neither the Company nor any of its Subsidiaries have any material liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Schedule 3(t) sets forth all Indebtedness of the Company and its Subsidiaries outstanding as of the date of this Agreement. For purposes of this Agreement:  (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, "capital leases" in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.
(u)          Absence of Litigation.  Except as disclosed in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any securities of the Company or any of its Subsidiaries, or any of the Company's or its Subsidiaries' officers or directors which is outside of the ordinary course of business or individually or in the aggregate material to the Company or any of its Subsidiaries. After reasonable inquiry of its employees, the Company is not aware of any event which might result in or form the basis for any such action, suit, arbitration, investigation, inquiry or other proceeding.  No director, officer or employee of the Company or any of its Subsidiaries has willfully violated 18 U.S.C. §1519 or engaged in spoliation in reasonable anticipation of litigation.  Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is the subject of any order, writ, judgment, injunction, decree, determination or award of any court, public board, government agency, self-regulatory organization or body that would reasonably be expected to result in a Material Adverse Effect.
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(v)          Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.  Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.
(w)          Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union.  The Company and its Subsidiaries believe that their relations with their employees are good.  No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary in writing that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary.  No executive officer or other key employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
(x)          Real Property; Fixtures and Equipment. Each of the Company and its Subsidiaries holds good title to all real property, leases in real property, facilities or other interests in real property owned or held by the Company or any of its Subsidiaries (the "Real Property").  The Real Property is free and clear of all liens, security interests and encumbrances and is not subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except for (a) liens or encumbrances for current taxes not yet due and (b) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.  Any Real Property held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries (as applicable) has good title to, or a valid leasehold interest in, the tangible personal property, equipment, improvements, fixtures, and other personal property and appurtenances that are used by the Company or its Subsidiary in connection with the conduct of its business (the "Fixtures and Equipment").  The Fixtures and Equipment are structurally sound, are in good operating condition and repair, are adequate for the uses to which they are being put, are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs and are sufficient for the conduct of the Company's and/or its Subsidiaries' businesses (as applicable) in the manner as conducted prior to the Closing.  Each of the Company and its Subsidiaries owns all of its Fixtures and Equipment free and clear of all liens, security interests and encumbrances, except (a) for liens or encumbrances for current taxes not yet due, (b) for zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto and (c) as disclosed in the SEC Documents.
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(y)          Intellectual Property Rights.  The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted.  The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others.  There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding its Intellectual Property Rights.  Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.
(z)          Environmental Laws.  Except as would not reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries (A) are in compliance with all Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (C) are in compliance with all terms and conditions of any such permit, license or approval.  The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.
(aa)          Subsidiary Rights.  The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.
(bb)          Tax Status.  The Company and each of its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim.  The Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").
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(cc)          Internal Accounting and Disclosure Controls.  The Company and each of its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant or other Person relating to any potential material weakness or significant deficiency in any part of the internal controls over financial reporting of the Company or any of its Subsidiaries.
(dd)          Off Balance Sheet Arrangements.  There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect.
(ee)          Investment Company Status.  The Company is not, and upon consummation of the sale of the Securities will not be, an "investment company," an affiliate of an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of  1940, as amended.
(ff)          U.S. Real Property Holding Corporation.  Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by the Investor, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon the Investor's request.
(gg)          No Disqualification Events.  None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.
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(hh)          Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to the Investor hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.
(ii)          1933 Act Exemption.  The Company is a "foreign private issuer" as defined in Rule 405 under the 1933 Act. The offer, sale and issuance of the Securities in accordance with the Transaction Documents are exempt from the registration requirements of the 1933 Act pursuant to Regulation S promulgated under the 1933 Act. Neither the Company nor any of its affiliates, nor, to the knowledge of the Company, any Person acting on their behalf, has made or will make any offer to sell or any solicitation of an offer to buy any of the Securities to any U.S. Person (as defined in Rule 902 of Regulation S). During the period in which the Securities are offered for sale, neither the Company nor any of its affiliates nor, to the knowledge of the Company, any Person acting on their behalf has made or will make any "directed selling efforts" (as such term is defined in Rule 902(b) of Regulation S promulgated under the 1933 Act) in the United States or has taken or will take any action that would cause the exemption afforded by Regulation S under the 1933 Act to be unavailable for offers and sales of the Securities outside of the United States. The Company has implemented all necessary offering restrictions applicable to the transactions contemplated by this Agreement under Regulation S promulgated under the 1933 Act.
(jj)          Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i).
(kk)          Manipulation of Price.  Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, no Person acting on their behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company or any of its Subsidiaries to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities (other than the Financial Advisor), or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company or any of its Subsidiaries.
(ll)          Bank Holding Company Act.  Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve").  Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.
(mm)          No Additional Agreements.  The Company does not have any agreement or understanding with the Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.
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(nn)          Registration Rights.  No holder of securities of the Company or any of its Subsidiaries has rights to the registration of any securities of the Company because of the issuance of the Securities under the Transaction Documents that could expose the Company to material liability or the Investor to any liability or that could impair the Company's ability to consummate the issuance and sale of the Securities in the manner, and at the times, contemplated under the Transaction Documents, which rights have not been waived by the holder thereof as of the date hereof.
(oo)          Illegal or Unauthorized Payments; Political Contributions.  Neither the Company nor any of its Subsidiaries nor, to the Company's knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the Company or any of its Subsidiaries or any other business entity or enterprise with which the Company or any Subsidiary is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company or any of its Subsidiaries.
(pp)          Money Laundering.  The Company and its Subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, without limitation, (i) Executive Order 13224 of September 23, 2001 entitled, "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism" (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.
(qq)          Stock Option Plans. Each stock option granted by the Company was granted (i) in accordance with the terms of the applicable stock option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such stock option was granted.  No stock option granted under the Company's stock option plan has been backdated.  The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.
(rr)          No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company's ability to perform any of its obligations under any of the Transaction Documents.  In addition, on or prior to the date hereof, the Company had discussions with its accountants about its financial statements previously filed with the SEC.  Based on those discussions, the Company has no reason to believe that it will need to restate any such financial statements or any part thereof.
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(ss)          Disclosure.  The Company confirms that neither it nor to the best of the Company's knowledge any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information regarding the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms that the Investor will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Investor regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its Subsidiaries is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that the Investor does not make and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 1(d).
4.	COVENANTS.
(a)          Reasonable Best Efforts.  The Investor shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement. The Company shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 7 of this Agreement.
(b)          [Reserved]
(c)          Reporting Status.  Until the date on which the Investor shall have sold all of the Underlying Securities (the "Reporting Period"), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.
(d)          Use of Proceeds. The Company shall use the proceeds from the sale of the Securities for general corporate purposes.
(e)          Financial Information.  The Company agrees to send the following to the Investor during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders' equity statements and/or cash flow statements for any period other than annual, any Report of Foreign Issuer on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) unless the following are either filed with the SEC through EDGAR or are otherwise widely disseminated via a recognized news release service (such as PR Newswire), on the same day as the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries and (iii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.
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(f)          Listing.  The Company has secured the approval for listing of all of the Underlying Securities (as defined below) upon the Principal Market (subject to official notice of issuance) and shall maintain such listing of all Underlying Securities from time to time issuable under the terms of the Transaction Documents on the Principal Market or other Eligible Market, if any, upon which the Common Shares are then listed or designated for quotation (as the case may be). The Company shall maintain the listing of the Common Shares on the Principal Market, The New York Stock Exchange, the NYSE MKT, the NYSE Arca, The NASDAQ Global Select Market or The NASDAQ Global Market (or any successor to any of the foregoing) (each, an "Eligible Market"). Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f). "Underlying Securities" means the (i) the Commitment Shares, (ii) the Conversion Shares, and (iii) any Common Shares of the Company issued or issuable with respect to the Commitment Shares or the Conversion Shares, respectively, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the Common Shares are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Statement of Designations) into which the Common Shares are converted or exchanged, in each case, without regard to any limitations on conversion of the Preferred Shares.
(g)          Fees. The Company shall reimburse the Investor for all costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (including, without limitation, as applicable, all reasonable legal fees of outside counsel and disbursements of Greenberg Traurig, LLP, counsel to the Investor, any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents and due diligence and regulatory filings in connection therewith), which shall be withheld by the Investor from its Purchase Price at the Closing, in an aggregate amount not to exceed $25,000. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, transfer agent fees, DTC fees or broker's commissions (other than for Persons engaged by the Investor) relating to or arising out of the transactions contemplated hereby (including, without limitation, any fees or commissions payable to the Financial Advisor, if any, who is the Company's sole placement agent in connection with the transactions contemplated by this Agreement).  The Company shall pay, and hold the Investor harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment.  Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Investor.
(h)          Reserved.
(i)          Disclosure of Transactions and Other Material Information.
The Company shall, on or before 9:30 a.m., New York time, on the first (1st) Business Day after the date of this Agreement, file a Report of Foreign Issuer on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form
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required by the 1934 Act and attaching all the material Transaction Documents (including, without limitation, the form of this Agreement (and all schedules to this Agreement) and the form of Statement of Designations) (including all attachments, the "6-K Filing").  From and after the filing of the 6-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to the Investor by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents.  In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations with respect to the transactions contemplated by the Transaction Documents under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Investor or any of its affiliates, on the other hand, shall terminate. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Investor (which may be granted or withheld in the Investor's sole discretion).  In the event of a breach of the foregoing covenant, Section 4(k) of this Agreement, or any of the covenants or agreements contained in any other Transaction Document, by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of the Investor), the Investor may deliver written notice to the Company of such material, non-public information or breach.  To the extent the Company has not disclosed such material, non-public information or breach on or prior to the second (2nd) Business Day after receipt of such notice, then, in addition to any other remedy provided herein or in the Transaction Documents, the Investor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such breach or such material, non-public information, as applicable, without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees or agents.  The Investor shall not have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates, shareholders or agents, for any such disclosure. To the extent that the Company delivers any material, non-public information to the Investor without the Investor's prior written consent, the Company hereby covenants and agrees that the Investor shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information.  Subject to the foregoing, neither the Company, its Subsidiaries nor the Investor shall issue any press releases or any other public statements with respect to the transactions contemplated by the Transaction Documents; provided, however, the Company shall be entitled to make any public disclosure with respect to such transactions as is required by applicable law and regulations (provided that the Company shall afford the Investor and its counsel with a reasonable opportunity to review and comment upon, shall consult with the Investor and its counsel on the form and substance of, and shall give due consideration to all such comments from the Investor or its counsel on, any public disclosure made by or on behalf of the Company relating to the Investor, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby, prior to the issuance, filing or public disclosure thereof, and the Company shall not issue, file or publicly disclose any such information to which the Investor shall object).  Without the prior written consent of the Investor (which may be granted or withheld in the Investor's sole discretion), the Company shall not (and shall cause each of its Subsidiaries to not) disclose the name of the Investor in any filing, announcement, release or otherwise, including, without limitation, the 6-K Filing or any exhibits or attachments thereto.  Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Investor shall not have (unless expressly agreed to by the Investor after the date hereof in a written definitive and binding agreement executed by the Company and the Investor) any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.
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(j)          Additional Issuance of Securities.  So long as the Investor beneficially owns any Securities, the Company will not, without the prior written consent of the Investor (which may be granted or withheld in the Investor's sole discretion), issue any Preferred Shares (in each case, other than to the Investor or its designee(s)) and the Company shall not issue any other securities that would cause a breach or default under the Statement of Designations.  The Company agrees that for the period commencing on the date hereof and ending on the earlier of (x) the six (6) month anniversary of the date of this Agreement and (y) the date on which the Investor beneficially owns less than 1,500 Preferred Shares (as applicable, the "Restricted Period"), without the prior written consent of the Investor (which may be granted or withheld in the Investor's sole discretion), neither the Company nor any of its Subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any "equity security" (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities, any debt, any preferred stock or any purchase rights) (any such issuance, offer, sale, grant, disposition or announcement (whether occurring during the Restricted Period or at any time thereafter) is referred to as a "Subsequent Placement").  Notwithstanding the foregoing, this Section 4(j) shall not apply in respect of the issuance of (i) Common Shares or standard options to purchase Common Shares to directors, officers or employees of the Company in their capacity as such pursuant to an Approved Stock Plan (as defined below), provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects the Investor; (ii) Common Shares issued upon the conversion or exercise of Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the date hereof, provided that the conversion, exercise or other method of issuance (as the case may be) of any such Convertible Security is made solely pursuant to the conversion, exercise or other method of issuance (as the case may be) provisions of such Convertible Security that were in effect on the date immediately prior to the date of this Agreement, the conversion, exercise or issuance price of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered by amending the terms of such Convertible Securities, none of such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects the Investor; (iii) the Commitment Shares, (iv) the Conversion Shares, (v) Common Shares issued directly or upon conversion of Convertible Securities issued to the Investor, or its designee(s), pursuant to any agreement between the Company and the Investor (or any affiliate thereof), and (vi) Common Shares or Convertible Securities (including, without limitation, convertible debt securities) issued in connection with (A) the outstanding warrants issued by the Company on June 11, 2014, as well as any changes or reduction in exercise prices or warrant shares for such warrants as well as the issuance of new warrants replacing such warrants currently outstanding, (B) any conversion of the Company's Series B Convertible Preferred Shares or (C) any transaction involving the Company and any one or more of its Affiliates, Subsidiaries, or any of their respective officers or directors or Affiliates of officers or directors of the Company (each of the foregoing in clauses (i) through (vi), collectively the "Excluded Securities"). "Approved Stock Plan" means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such.
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(k)          Participation Rights. From and after the date hereof through and including the first (1st) anniversary of the date of this Agreement, neither the Company nor any of its Subsidiaries shall, directly or indirectly, effect any Subsequent Placement, unless the Company shall have first complied with this Section 4(k).
(i)
At least five (5) Business Days prior to any proposed or intended Subsequent Placement, the Company shall deliver to the Investor a written notice of its proposal or intention to effect a Subsequent Placement (each such notice, a "Pre-Notice"), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: either (A) (i) a statement that the Company proposes or intends to effect a Subsequent Placement, (ii) a statement that the statement in clause (i) above does not constitute material, non-public information and (iii) a statement informing the Investor that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Placement upon its written request or (B) if the existence of such Subsequent Placement is, as of the date of such Pre-Notice, material, non-public information, a statement that the Investor is entitled to receive material, non-public information. Upon the written request of the Investor within three (3) Business Days after the Company's delivery to the Investor of such Pre-Notice, and only upon a written request by the Investor, the Company shall promptly, but no later than one (1) Business Day after such request, deliver to the Investor an irrevocable written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the aggregate number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Investor in accordance with the terms of the Offer all of the Offered Securities.

(ii)
To accept an Offer, in whole or in part, the Investor must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after the Investor's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of the Offered Securities that the Investor elects to purchase (in either case, the "Notice of Acceptance"). Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to the Investor a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after the Investor's receipt of such new Offer Notice.

(iii)
The Company shall have five (5) Business Days from the expiration of the Offer Period above (i) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Investor (the "Refused Securities") pursuant to a definitive agreement(s) (the "Subsequent Placement Agreement"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (ii) to publicly announce (a) the execution of such Subsequent Placement Agreement, and (b) either (x) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (y) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Report of Foreign Issuer on Form 6-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

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(iv)
In the event the Company shall propose any change to the Offer of the Offered Securities, including the size, the terms of the Offered Securities, the terms or conditions of the Offer, the offerees, the dates relating to the Offer or any other terms or conditions of the Offer or the Offered Securities, and only in the case the Investor had previously agreed to participate in such Offer, then the Company shall provide written notice to the Investor in an amended Offer Notice setting forth the changes in the Offer not less than three (3) Business Days prior to the closing of such Offer, and the Investor shall have two (2) Business Days after receipt of such written notice to confirm to the Company in a revised Notice of Acceptance that its interest to participate in the Offer, as amended, still stands.

(v)
Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Investor shall acquire from the Company, and the Company shall issue to the Investor, the number or amount of Offered Securities specified in its Notice of Acceptance. The purchase by the Investor of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Investor of a separate purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Investor and its counsel.

(vi)
Any Offered Securities not acquired by the Investor or other Persons in accordance with this Section 4(k) may not be issued, sold or exchanged until they are again offered to the Investor under the procedures specified in this Agreement.

(vii)
The Company and the Investor agree that if the Investor elects to participate in the Offer, neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the "Subsequent Placement Documents") shall include any term or provision whereby the Investor shall be required to agree to any restrictions on trading as to any securities of the Company or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, any agreement previously entered into with the Company or any instrument received from the Company.

(viii)
Notwithstanding anything to the contrary in this Section 4(k) and unless otherwise agreed to by the Investor in writing, the Company shall either confirm in writing to the Investor that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that the Investor will not be in possession of any material, non-public information, by the fifth (5th) Business Day following delivery of the Offer Notice. If by such fifth (5th) Business Day, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Investor, such transaction shall be deemed to have been abandoned and the Investor shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide the Investor with another Offer Notice and the Investor will again have the right of participation set forth in this Section 4(k).

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(ix)
In connection with any public offering proposed by the Company from the date hereof through and including the first (1st) anniversary of this Agreement, the Company shall use its reasonable best efforts to comply with this Section 4(k) and it is understood by all parties to this Agreement that the Company shall not perform any act in accordance with this Section 4(k) that the Company reasonably deems, after consulting with its outside U.S. securities counsel, would violate any U.S. federal securities laws, and any non-compliance with Section 4(k) as a result of this sub-Section (ix) shall not be deemed a violation by the Company of Section 4(k).

(x)
The restrictions contained in this Section 4(k) shall not apply in connection with the issuance of any (a) Excluded Securities, (b) Common Shares or Convertible Securities issued pursuant to strategic mergers or acquisitions of other assets or businesses, or strategic licensing or development transactions; provided that (x) the primary purpose of such issuance is not to raise capital as determined in good faith by the Investor, (y) the purchaser or acquirer of such Common Shares or Convertible Securities in such issuance solely consists of either (1) the actual participants in such strategic licensing or development transactions, (2) the actual owners of such assets or securities acquired in such merger or acquisition or (3) the shareholders, partners or members of the foregoing Persons, and (z) the number or amount (as the case may be) of such Common Shares or Convertible Securities issued to such Person by the Company shall not be disproportionate to such Person's actual participation in such strategic licensing or development transactions or ownership of such assets or securities to be acquired by the Company (as applicable) or (c) Common Shares or Convertible Securities issued pursuant to lenders or other institutional investors in any arm's length transaction providing non-convertible debt financing to the Company or its Subsidiary.

(l)          Reservation of Shares.  So long as any of the Preferred Shares remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the sum of (i) 200% of the maximum number of Common Shares issuable upon conversion of all the Preferred Shares then outstanding (assuming for purposes hereof that (x) the Preferred Shares are convertible at the Conversion Price then in effect, (y) dividends on the Preferred Shares shall accrue through the first anniversary of the Closing Date and will be converted in Common Shares at a dividend conversion price equal to the Alternate Conversion Price then in effect as of the applicable date of determination and (z) any such conversion shall not take into account any limitations on the conversion of the Preferred Shares set forth in the Statement of Designations) (collectively, the "Required Reserve Amount"); provided that at no time shall the number of Common Shares reserved pursuant to this Section 4(l) be reduced other than proportionally in connection with any reverse stock split of Common Shares. If at any time the number of Common Shares authorized and reserved for issuance is not sufficient to meet the Required Reserved Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company's obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, and obtain shareholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserved Amount.
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(m)          Conduct of Business.  The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.
(n)          No Variable Rate Transaction. During the Restricted Period, without the prior written consent of the Investor (which may be granted or withheld in the Investor's sole discretion), the Company and each Subsidiary shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction.  "Variable Rate Transaction" means a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares, other than pursuant to a customary "weighted average" anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an "at-the-market" offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary "preemptive" or "participation" rights) (other than pursuant to any agreement by and between the Company and the Investor or any of its affiliates or Convertible Securities or other securities issued to the Investor or any of its affiliate). The Investor shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages. Notwithstanding the foregoing, this Section 4(n) shall not apply in respect of the issuance of Excluded Securities.
(o)          No Hedging or Short Sales During Distribution Compliance Period. The Investor shall not directly or indirectly, nor shall any Person acting on behalf of or pursuant to any understanding with the Investor, engage in any Short Sales or hedging transactions involving any securities of the Company or any other transaction which would transfer some or all of the economic or other risk of ownership of securities of the Company, including any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, or similar transaction, during the applicable distribution compliance period under Rule 903 of Regulation S, and thereafter may engage in such transactions only in compliance with the 1933 Act and the provisions of Section 4(p) below.
(p)          No Net Short Sales.  Subject to and without limiting the provisions of Section 4(o) above, so long as the Investor beneficially owns at least 1,500 Preferred Shares, neither the Investor nor any of its affiliates nor any entity managed or controlled by the Investor (collectively, the "Restricted Persons" and each of the foregoing is referred to herein as a "Restricted Person") shall maintain, in the aggregate, a Net Short Position.  For purposes hereof, a "Net Short Position" by a Restricted Person means a position whereby such Restricted Person has executed one or more sales of Common Shares that is marked as a short sale (but not including any sale marked "short exempt") and that is executed at a time when such Restricted Person does not have an equivalent offsetting long position in the Common Shares (or is deemed to have a long position hereunder or otherwise in accordance with Regulation SHO under the 1934 Act); provided, further that no "Short Sale" shall be deemed to exist as a result of any failure by the Company (or its agents) to deliver Commitment Shares or Conversion Shares to any Restricted Person upon conversion of any Preferred Shares by such Restricted Person or as payment of dividends to any Restricted Person holding such Preferred Shares. For purposes of determining whether a Restricted Person has an equivalent offsetting long position in the Common Shares, such Restricted Person shall be deemed to hold "long" all Common Shares that is either (i) then owned by such Restricted Person, if any, or (ii) then issuable to such Restricted Person as Commitment Shares pursuant to this Agreement or as Conversion Shares pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of Preferred Shares then held by such Restricted Person, if any (without regard to any limitations on the conversion of the Preferred Shares set forth in the Statement of Designations). Notwithstanding the foregoing, nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person from selling "long" (as defined under Rule 200 promulgated under Regulation SHO under the 1934 Act) the Securities or any other Common Shares or other equity or debt securities of the Company then owned by such Restricted Person.
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(q)          Passive Foreign Investment Company.  The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.
(r)          Restriction on Redemption and Cash Dividends.  So long as at least 1,500 Preferred Shares are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Investor (which may be granted or withheld in the Investor's sole discretion), other than as required by the Statement of Designations.
(s)          Corporate Existence.  So long as the Investor beneficially owns any Preferred Shares, the Company shall not be party to any Fundamental Transaction (as defined in the Statement of Designations) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Statement of Designations.
(t)          Stock Splits.  Until the Preferred Shares, Commitment Shares and all Conversion Shares issued pursuant to the Statement of Designations are no longer outstanding, the Company shall not effect any stock combination, reverse stock split or other similar transaction (or make any public announcement or disclosure with respect to any of the foregoing) without the prior written consent of the Investor (which may be granted or withheld in the Investor's sole discretion).
(u)          Conversion Procedures.  The form of Notice of Conversion included in the Statement of Designations sets forth the totality of the procedures required of the Investor in order to convert the Preferred Shares.  No legal opinion or other information or instructions shall be required of the Investor to convert the Preferred Shares. The Company shall honor conversions of the Preferred Shares and shall deliver the Conversion Shares in accordance with the terms, conditions and time periods set forth in the Statement of Designations.
5.	REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.
(a)          Register.  The Company shall maintain at its principal executive offices or with the Transfer Agent (or at such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Commitment Shares and the Preferred Shares in which the Company shall record the name and address of the Person in whose name the Commitment Shares and the Preferred Shares have been issued (including the name and address of each transferee), the number of Commitment Shares held by such Person, the number of Preferred Shares held by such Person, and the number of Conversion Shares issuable upon conversion of any Preferred Shares held by such Person or as payment of dividends in respect of any Preferred Shares held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of the Investor or its legal representatives.
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(b)          Transfer Agent Instructions.  The Company shall issue the Irrevocable Transfer Agent Instructions to the Transfer Agent to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Investor or its respective nominee(s), for the Commitment Shares and the Conversion Shares in such amounts as specified from time to time by the Investor to the Company upon conversion of the Preferred Shares and in such amounts as specified by the Company as payment of dividends in respect of any Preferred Shares in accordance with the terms of the Statement of Designations. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b) and Sections 1(c) and 1(d), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents. If the Investor effects a sale, assignment or transfer of the Securities in accordance with Section 2(g), the Company shall permit the transfer and shall promptly instruct its Transfer Agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Investor to effect such sale, transfer or assignment and the transfer agent shall issue such shares to such Investor, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(d) below. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investor. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Investor shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. The Company shall cause its counsel to issue each legal opinion referred to in the Irrevocable Transfer Agent Instructions to the Transfer Agent as follows:  (i) at the Closing with respect to the Commitment Shares, if required by the Transfer Agent, (ii) upon each conversion of or payment of dividends in respect of the Preferred Shares (unless such issuance covered by a prior legal opinion previously delivered to the Transfer Agent), and (iii) upon a sale, assignment or transfer of the Securities in accordance with Section 2(g).  Any fees (with respect to the Transfer Agent, counsel to the Company or otherwise) associated with the issuance of such opinions or the removal of any legends on any of the Securities shall be borne by the Company.
(c)          Legends.  The Investor understands that the Securities have been issued (or will be issued in the case of the Conversion Shares) pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth in Section 5(d) below, the Securities shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates and the Company shall be required to refuse to register any transfer of the Securities not made in accordance with applicable U.S. securities laws):
THESE SECURITIES WERE ISSUED IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED HEREIN) PURSUANT TO REGULATIONS UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT").  ACCORDINGLY, NONE OF THE SECURITIES TO WHICH THIS CERTIFICATE RELATES [NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE] HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD IN THE UNITED STATES (AS DEFINED HEREIN OR, DIRECTLY OR INDIRECTLY, TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN ACCORDANCE WITH THE 1933 ACT.  "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.
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(d)          Removal of Legends.  Certificates evidencing Securities shall not be required to contain the legend set forth in Section 5(c) above or any other legend (i) while a registration statement covering the resale of such Securities is effective under the 1933 Act, (ii) if such Securities are sold, assigned or transferred outside the United States to a non-U.S. Person in accordance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) if such Securities are eligible to be sold, assigned or transferred under Rule 144A (provided that the Investor provides the Company with reasonable assurances that such Securities are eligible for sale, assignment or transfer under Rule 144A which shall not include an opinion of counsel), (iv) in connection with any other sale, assignment or other transfer of such Securities, provided that such sale, assignment or transfer of such Securities may be made without registration under the applicable requirements of the 1933 Act or (v) if such legend is otherwise not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC). If a legend is not required pursuant to the foregoing, the Company shall no later than three (3) trading days following the delivery by the Investor to the Company or the Transfer Agent (with notice to the Company) of a legended certificate representing such Securities (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), and a customary representation letter in form and substance reasonably acceptable to the Company and the Transfer Agent containing information reasonably requested by the Company or the Transfer Agent under the applicable circumstances (the "Representation Letter"), as directed by such Investor, either: (A) provided that the Company's Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and such Securities are Commitment Shares or Conversion Shares, credit the aggregate number of Common Shares to which such Investor shall be entitled to such Investor's or its designee's balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company's Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or such Securities are Preferred Shares, issue and deliver at the Company's expense (via reputable overnight courier) to such Investor, a certificate representing such Securities that is free from all restrictive and other legends, registered in the name of such Investor or its designee (the date by which such credit is so required to be made to the balance account of such Investor's or such Investor's nominee with DTC or such certificate is required to be delivered to such Investor pursuant to the foregoing is referred to herein as the "Required Delivery Date"). While any Preferred Shares remain outstanding, the Company shall maintain a Transfer Agent that participates in the DTC Fast Automated Securities Transfer Program. The Investor agrees that the removal of such restrictive legend from certificates representing Securities as set forth in this Section 5(d) is predicated upon the Company's reliance on the information contained in the Representation Letter to be delivered by the Investor in connection with such legend removal pursuant to this Section 5(d).
(e)          Failure to Timely Deliver; Buy-In.  If the Company fails to (i) issue and deliver (or cause to be delivered) to the Investor by the Required Delivery Date a certificate representing the Securities so delivered to the Company by such Investor that is free from all restrictive and other legends or (ii) credit the balance account of such Investor's or such Investor's nominee with DTC for such number of Commitment Shares or Conversion Shares so delivered to the Company, then, in addition to all other remedies available to such Investor, the Company shall pay in cash to such Investor on each day after the Required Delivery Date that the issuance or credit of such shares is not timely effected an amount equal to 2.0% of the sum of (A) in the case
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of the Preferred Shares, the stated value of the number of Preferred Shares not issued to the Investor on a timely basis and to which the Investor is entitled and (B) in the case of Commitment Shares or Conversion Shares, the product of (1) the sum of the number of Commitment Shares and Conversion Shares, as applicable, not issued to the Investor on a timely basis and to which the Investor is entitled and (2) the lowest volume weighted average price per share of the Common Shares for the twenty-one (21) trading day period immediately preceding the Required Delivery Date.  In addition to the foregoing, if the Company fails to so properly deliver such unlegended certificates or so properly credit the balance account of the Investor's or the Investor's nominee with DTC by the Required Delivery Date, and if on or after the Required Delivery Date the Investor (or any other Person in respect, or on behalf, of such Investor) purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Investor of all or any portion of the number of Common Shares, or a sale of a number of Common Shares equal to all or any portion of the number of Common Shares, that such Investor so anticipated receiving from the Company without any restrictive legend (to the extent such receipt of Common Shares without any restrictive legend does not violate the 1933 Act), then, in addition to all other remedies available to the Investor, the Company shall, within three (3) Business Days after the Investor's request and in the Investor's sole discretion, either (i) pay cash to the Investor in an amount equal to the Investor's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the "Buy-In Price"), at which point the Company's obligation to so deliver such certificate or credit such Investor's balance account shall terminate and such shares shall be cancelled, or (ii) promptly honor its obligation to so deliver to the Investor a certificate or certificates or credit the Investor's DTC account representing such number of Common Shares that would have been so delivered if the Company timely complied with its obligations hereunder and pay cash to the Investor in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares that the Company was required to deliver to such Investor by the Required Delivery Date multiplied by (B) the lowest volume weighted average price per share of the Common Shares on any trading day during the period commencing on the date of the delivery by such Investor to the Company of the applicable Commitment Shares or Conversion Shares and ending on the date of such delivery and payment under this clause (ii).
6.	CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.
(a)          The obligation of the Company hereunder to issue the Commitment Shares and to issue and sell the Preferred Shares to the Investor at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing the Investor with prior written notice thereof:
(i)          The Investor shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.
(ii)          The Investor shall have delivered to the Company the Purchase Price for the Preferred Shares being purchased by the Investor at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.
(iii)          The representations and warranties of the Investor shall be true and correct in all material respects as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and the Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Investor at or prior to the Closing Date.
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7.	CONDITIONS TO THE INVESTOR'S OBLIGATION TO PURCHASE.
(a)          The obligation of the Investor hereunder to purchase the Preferred Shares at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Investor's sole benefit and may be waived by the Investor at any time in its sole discretion by providing the Company with prior written notice thereof:
(i)          The Company shall have duly executed and delivered to the Investor each of the Transaction Documents to which it is a party.
(ii)          The Company shall (A) issue to the Investor a certificate representing the Preferred Shares duly executed on behalf of the Company and registered in the name of the Investor or its designee, which original certificate shall be delivered to the Investor by overnight courier at its address set forth in Section 9(f) hereof, (B) deliver the Irrevocable Transfer Agent Instructions to the Transfer Agent to (1) issue to the Investor the Commitment Shares registered in the name of the Investor or its designee in accordance with Section 1(c) hereof, and (2) timely issue to the Investor the Conversion Shares issuable pursuant to the terms of the Statement of Designations, including, without limitation, upon conversion, as payment of dividends or otherwise in respect of the Preferred Shares, and (C) deliver evidence to the Investor, reasonably satisfactory to the Investor, that the Transfer Agent has issued the Commitment Shares to the Investor in accordance with Section 1(c) hereof.
(iii)          The Investor shall have received the opinions of Seward & Kissel LLP, the Company's U.S. and Marshall Islands counsel, dated as of the Closing Date, in the forms acceptable to the Investor.
(iv)          The Company shall have delivered to the Investor a copy of the fully executed Irrevocable Transfer Agent Instructions, in the forms and substance acceptable to the Investor, regarding the issuance of the applicable Securities.
(v)          The Company shall have delivered to the Investor a certificate evidencing the incorporation and good standing of the Company issued by the Registrar of Corporations for the Republic of the Marshall Islands as of a date within ten (10) days of the Closing Date.
(vi)          The Company shall have delivered to the Investor a certified copy of the Charter and the Statement of Designations as certified by the Registrar of Corporations for the Republic of the Marshall Islands within ten (10) days of the Closing Date.
(vii)          The Company shall have delivered to such Investor a certificate, in the form acceptable to the Investor, executed by the Secretary of the Company and dated as of the Closing Date, as to (A) the Signing Resolutions consistent with Section 3(b) as adopted by the Company's board of directors in a form reasonably acceptable to the Investor, together with a copy of the Signing Resolutions signed by each member of the Company's board of directors, (B) the Charter of the Company and (C) the Bylaws of the Company, each as in effect at the Closing.
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(viii)          Each and every representation and warranty of the Company shall be true and correct as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Investor shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Investor in the form acceptable to the Investor.
(ix)          The Company shall have delivered to the Investor a letter or report from the Transfer Agent certifying the number of Common Shares outstanding on the Closing Date immediately prior to the Closing.
(x)          The Common Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market, and (B) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.
(xi)          There shall not have been imposed any suspension of electronic trading or settlement services by DTC with respect to the Common Shares that is continuing, and the Company shall not have received any notice from DTC to the effect that a suspension of electronic trading or settlement services by DTC with respect to the Common Shares is being imposed or is contemplated.
(xii)          At any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on the Principal Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Investor, makes it impracticable or inadvisable to purchase the Securities at the Closing.
(xiii)          The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.
(xiv)          The Principal Market shall have completed its review of the related Listing of Additional Shares form with respect to the Commitment Shares and the Conversion Shares (without taking into account any limitations on the conversion of the Preferred Shares set forth in the Statement of Designations), subject to official notice of issuance.
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(xv)          No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.
(xvi)          Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.
(xvii)          Neither the Company nor any of its Subsidiaries has filed for and/or is subject to any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors instituted by or against the Company.
(xviii)          All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the 1934 Act, including all material required to have been filed pursuant to Section 13(a) or 15(d) of the 1934 Act, shall have been filed with the SEC under the 1934 Act.
(xix)          The Company and its Subsidiaries shall have delivered to the Investor such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Investor or its counsel may reasonably request.
8.	TERMINATION.
In the event that (i) the Closing shall not have occurred within five (5) days after the date hereof or (ii) the Company breaches this Agreement in any material respect prior to the Closing, then the Investor shall have the right to terminate its obligations under this Agreement at any time on or after the close of business on such date without liability of the Investor to any other party; provided, however, the right of the Investor to terminate its obligations under this Agreement pursuant to this Section 8 shall not be available to the Investor if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of the Investor's breach of this Agreement; and provided, further that no such termination shall affect any obligation of the Company under this Agreement to reimburse the Investor for the expenses described in Section 4(g) above. Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

9.	MISCELLANEOUS.
(a)          Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each
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party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or under any of the other Transaction Documents or in connection herewith or with any transaction contemplated hereby or thereby or discussed herein or therein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004 (together with any successor, the "Agent for Service") as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities that may be instituted in any state or federal court sitting in The City of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as the Preferred Shares shall be outstanding. Service upon such Agent for Service in accordance with this Section 9(a) shall be deemed completed whether or not forwarded to or received by the Company. If such Agent for Service ceases to be able to act as such, resigns as such Agent for Service or to have an address in The City of New York, Borough of Manhattan, the Company agrees to irrevocably appoint a new agent acceptable to the Investor to receive on behalf of the Company service of any legal process and to deliver to the Investor within 14 days a copy of a written acceptance of appointment by such agent. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall (i) limit, or be deemed to limit, in any way any right to serve process in any manner permitted by law, or (ii) operate, or shall be deemed to operate, to preclude the Investor from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Investor or to enforce a judgment or other court ruling in favor of the Investor. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. The choice of the laws of the State of New York as the governing law of the Transaction Documents is a valid choice of law and would be recognized and given effect to in any action brought before a court of competent jurisdiction in the Republic of the Marshall Islands and the laws of the Greece except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Republic of the Marshall Islands and the laws of the Greece.  The Company or any of its properties, assets or revenues does not have any right of immunity under Republic of the Marshall Islands, the laws of the Greece or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Republic of the Marshall Islands, Greece, New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with the Transaction Documents; and, to the extent that the Company, or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company hereby waives such right to the extent permitted by law and hereby consents to such relief and enforcement as provided in this Agreement and the other Transaction Documents.
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(b)          Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
(c)          Headings; Gender.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms "including," "includes," "include" and words of like import shall be construed broadly as if followed by the words "without limitation."  The terms "herein," "hereunder," "hereof" and words of like import refer to this entire Agreement instead of just the provision in which they are found.
(d)          Severability.  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or its Subsidiaries (as the case may be), or payable to or received by the Investor, under the Transaction Documents (including without limitation, any amounts that would be characterized as "interest" under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to the Investor, or collection by the Investor pursuant the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of such Investor, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of such Investor, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to such Investor under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by such Investor under any of the Transaction Documents or related thereto are held to be within the meaning of "interest" or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.
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(e)          Entire Agreement; Amendments.  This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Investor, the Company, its Subsidiaries, their affiliates and Persons acting on their behalf solely with respect to the matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements the Investor has entered into with the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by the Investor in the Company or (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries, or any rights of or benefits to the Investor or any other Person, in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and the Investor, and all such agreements shall continue in full force and effect. Except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Investor and holders of Securities, as applicable, provided that no such amendment shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding or (2) imposes any obligation or liability on the Investor without the Investor's prior written consent (which may be granted or withheld in the Investor's sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Investor may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Investor and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on the Investor without such Investor's prior written consent (which may be granted or withheld in the Investor's sole discretion). The Company has not, directly or indirectly, made any agreements with the Investor relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, the Investor has not made any commitment or promise or has any other obligation to provide any financing to the Company, any Subsidiary or otherwise. As a material inducement for the Investor to enter into this Agreement, the Company expressly acknowledges and agrees that (i) no due diligence or other investigation or inquiry conducted by the Investor, any of its advisors or any of its representatives shall affect the Investor's right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company's representations and warranties contained in this Agreement or any other Transaction Document and (ii) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase "except as disclosed in the SEC Documents," nothing contained in the SEC Documents shall affect the Investor's right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company's representations and warranties contained in this Agreement or any other Transaction Document.
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(f)          Notices.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, if delivered personally; (ii) when sent, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) when sent, if sent by e-mail (provided that such sent e-mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient's e-mail server that such e-mail could not be delivered to such recipient) and (iv) if sent by overnight courier service, one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses, facsimile numbers and/or e-mail addresses for such communications are as follows:
If to the Company:
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str,
151 24, Marousi
Athens, Greece
Telephone: +011 30 210-812-8180
Fax: +011 30 210 80-56-441
E-Mail: atsirkos@topships.org
Attention: Alexandros Tsirikos

With a copy (for informational purposes only) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Telephone: (212) 574-1200
 Facsimile:  (212) 480-8421
E-mail address: Wolfe@sewkis.com
 Attention:  Gary Wolfe, Esq.
If to the Investor:
[          ]

With a copy (for informational purposes only) to:
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166
Facsimile: (212) 801-6400
Email address: marsicoa@gtlaw.com
Attention: Anthony J. Marsico, Esq.
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or to such other address, facsimile number or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date and recipient facsimile number or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iv) above, respectively. A copy of the e-mail transmission containing the time, date and recipient e-mail address shall be rebuttable evidence of receipt by e-mail in accordance with clause (iii) above.
(g)          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Preferred Shares (but excluding any purchasers of Underlying Securities, unless pursuant to a written assignment by the Investor).  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, including, without limitation, by way of a Fundamental Transaction (as defined in the Statement of Designations) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Statement of Designations).  In connection with any transfer of any or all of its Securities, the Investor may assign any or all of its rights and obligations hereunder in connection with such Securities without the consent of the Company, in which event such assignee shall be deemed to be an investor hereunder with respect to such transferred Securities.
(h)          No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9(k).
(i)          Survival.  The representations, warranties, agreements and covenants shall survive the Closing.
(j)          Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(k)          Indemnification.
(i)          In consideration of the Investor's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Investor and each holder of any Securities and all of their respective shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or
39

other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in any of the Transaction Documents, (b) any breach of any covenant, agreement or obligation of the Company contained in any of the Transaction Documents, (c) any failure by the Company to maintain the listing or quotation of all of the Commitment Shares and the Conversion Shares on an Eligible Market, or (d) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including, without limitation, for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Indemnitee that arises out of, relates to or results from (i) the execution, delivery, performance or enforcement of any of the Transaction Documents, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure properly made by the Investor pursuant to Section 4(i), or (iv) the status of the Investor or holder of the Securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.
(ii)          Promptly after receipt by an Indemnitee under this Section 9(k) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim in respect thereof is to be made against the Company under this Section 9(k), deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the Company if: (i) the Company has agreed in writing to pay such fees and expenses; (ii) the Company shall have failed promptly to assume the defense of such Indemnified Liability and to employ counsel reasonably satisfactory to such Indemnitee in any such Indemnified Liability; or (iii) the named parties to any such Indemnified Liability (including any impleaded parties) include both such Indemnitee and the Company, and such Indemnitee shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnitee and the Company (in which case, if such Indemnitee notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, then the Company shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Company), provided further, that in the case of clause (iii) above the Company shall not be responsible for the reasonable fees and
40

expenses of more than one (1) separate legal counsel for such Indemnitee. The Indemnitee shall reasonably cooperate with the Company in connection with any negotiation or defense of any such action or Indemnified Liability by the Company and shall furnish to the Company all information reasonably available to the Indemnitee which relates to such action or Indemnified Liability. The Company shall keep the Indemnitee reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the Company shall not unreasonably withhold, delay or condition its consent. The Company shall not, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liability or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnitee. Following indemnification as provided for hereunder, the Company shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnitee under this Section 9(k), except to the extent that the Company is materially and adversely prejudiced in its ability to defend such action.
(iii)          The indemnification required by this Section 9(k) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.
(iv)          The indemnity agreement contained herein shall be in addition to (A) any cause of action or similar right of the Indemnitee against the Company or others, and (B) any liabilities the Company may be subject to pursuant to the law.
(l)          Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, Common Shares and any other numbers in this Agreement that relate to the Common Shares shall be automatically adjusted for stock splits, stock dividends, stock combinations and other similar transactions that occur with respect to the Common Shares after the date of this Agreement.
(m)          Remedies.  The Investor and each holder of any Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it or any Subsidiary fails to perform, observe, or discharge any or all of its or such Subsidiary's (as the case may be) obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Investor. The Company therefore agrees that the Investor shall be entitled to seek specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief).
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(n)          Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Investor exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company or such Subsidiary (as the case may be), any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights
(o)          Payment Set Aside; Currency.  To the extent that the Company makes a payment or payments to the Investor hereunder or pursuant to any of the other Transaction Documents or the Investor enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars ("U.S. Dollars"), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.
(p)	Judgment Currency.
(i)          If for the purpose of obtaining or enforcing judgment against the Company in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the "Judgment Currency") an amount due in U.S. Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:
(1)          the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date:  or
(2)          the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(1) being hereinafter referred to as the "Judgment Conversion Date").
(ii)          If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(i)(1) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
(iii)          Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

[signature pages follow]
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IN WITNESS WHEREOF, Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.
COMPANY: TOP SHIPS INC.

By:
Name:
Title:

IN WITNESS WHEREOF, Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

INVESTOR: [●]

By:
Name:
Title:

EXHIBIT A

FORM OF STATEMENT OF DESIGNATIONS